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Second Quarter Report
 2011

 MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9

MI DEVELOPMENTS ANNOUNCES 2011 SECOND QUARTER RESULTS

August 11, 2011, Aurora, Ontario, Canada — MI Developments Inc. (TSX/NYSE: MIM) ("MID" or the "Company") today announced its results for the three and six-month periods ended June 30, 2011. Since July 1, 2011, MID has been a Canadian based real estate company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio of properties in North America and Europe that are leased primarily to Magna International Inc. ("Magna") and its automotive operating units. The results of these business activities are reported as the continuing operations of the Company.

Prior to July 1, 2011, MID also owned racing and gaming operations which included the operation of four thoroughbred racetracks located in the U.S. and a casino with alternative gaming machines, as well as the simulcast wagering venues at these tracks. Accordingly, at that time, the Company operated in two segments, the "Real Estate Business" and the "Racing & Gaming Business". Following the close of business on June 30, 2011, the Racing & Gaming Business and substantially all of the Real Estate Business' lands held for development were transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") in consideration for the elimination of MID's dual class share capital structure through which the Stronach Shareholder controlled MID. The transaction was completed through a court-approved plan of arrangement (the "Arrangement"). The assets and business transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as the "Arrangement Transferred Assets & Business". The results of the Arrangement Transferred Assets & Business activities are reported as discontinued operations of the Company (see "Plan of Arrangement and Discontinued Operations" below).

"Post-Arrangement we promptly began the process of reviewing MID's business model and assessing strategic alternatives to enhance shareholder value", commented Bill Lenehan, Chief Executive Officer. "We expect to conclude this strategic planning process during the fall of 2011".

MID's consolidated results for the three and six-month periods ended June 30, 2011 and 2010 are summarized below (all figures are in U.S. dollars):

	MID CONSOLIDATED
	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share figures)	2011	2010	2011	2010
Revenues(1)	$46,361	$43,321	$91,228	$87,712

Income from continuing operations(1)	$27,292	$38,472	$40,128	$53,759
Income (loss) from discontinued operations(1)	85,716	(6,472)	96,601	(6,630)

Net income	$113,008	$32,000	$136,729	$47,129

Diluted earnings (loss) per share from:
— continuing operations	$0.58	$0.82	$0.86	$1.15
— discontinued operations	1.82	(0.14)	2.05	(0.14)

Diluted earnings per share	$2.40	$0.68	$2.91	$1.01

Funds from operations ("FFO")(2)	$38,207	$48,587	$61,639	$74,307
Diluted FFO per share(2)	$0.81	$1.04	$1.31	$1.59

(1)
As a result of the approval by MID's shareholders and the Ontario Superior Court of Justice of the Arrangement (please refer to the section titled "Plan of Arrangement and Discontinued Operations"), the operating results of the Arrangement Transferred Assets &

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  Business have been presented as discontinued operations. Income from continuing operations pertains to the Company's income producing property portfolio.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT"). For a reconciliation of FFO to income from continuing operations, please refer to the section titled "Reconciliation of Funds from Operations to Income from Continuing Operations".

MID CONSOLIDATED FINANCIAL RESULTS

The results of operations of the Company for the three and six-month periods ended June 30, 2011 and 2010 include those from continuing operations and discontinued operations.

Three-Month Period Ended June 30, 2011

Continuing Operations

For the three-month period ended June 30, 2011, revenues increased by $3.1 million from $43.3 million in the second quarter of 2010 to $46.4 million in the second quarter of 2011. Rental revenues increased from $42.3 million in the second quarter of 2010 to $46.4 million in the second quarter of 2011. Interest and other income from Magna Entertainment Corp. ("MEC") decreased by $1.0 million to nil in the second quarter of 2011.

Rental revenue increased by $4.1 million in the second quarter of 2011 compared to the prior year primarily due to the effect of changes in foreign currency exchange rates, additional rent earned from contractual rent increases and completed projects on-stream.

Interest and other income from MEC consist of interest and fees earned in relation to loan facilities between MID and MEC and certain of its subsidiaries. These loan facilities were settled and interest and other income thereon ceased in the second quarter of 2010 as MEC's Chapter 11 process concluded.

The Company's income from continuing operations was $27.3 million in the second quarter of 2011 compared to $38.5 million in the prior year period. The decrease in income from continuing operations of $11.2 million is primarily due to (i) $30.3 million of gains in the second quarter of 2010 pertaining to MEC, including a loan provision recovery of $10.0 million in respect of loans previously made to MEC by the Company and a $20.3 million increase in the consideration received by the Company in satisfaction of the former MEC loans offset by (ii) an income tax recovery of $13.3 million recorded in the second quarter of 2011 related to successfully setting aside an internal amalgamation undertaken in 2010 that had caused MID to incur a tax expense in a prior period and (iii) a revaluation of the Company's future tax assets in 2010 in respect of loan recoveries from MEC.

FFO for the second quarter of 2011 decreased $10.4 million from $48.6 million in the prior year period to $38.2 million primarily due to the reduced income from continuing operations for the reasons noted above.

Discontinued Operations

Income from discontinued operations increased $92.2 million from a loss of $6.5 million in the second quarter of 2010 to income of $85.7 million in the second quarter of 2011. During the second quarter of 2011, income from discontinued operations include $89.5 million net of income taxes of $10.8 million relating to the net gain on disposition of the Arrangement Transferred Assets & Business. The transfer of the Arrangement Transferred Assets & Business is considered a non-pro rata distribution and therefore has been recorded as a fair value disposition.

Net Income

Net income of $113.0 million for the second quarter of 2011 increased by $81.0 million from net income of $32.0 million in the prior year period. The $81.0 million increase was primarily due to the increase in income from discontinued operations of $92.2 million partially offset by the reduction of net income from continuing operations of $11.2 million as noted above.

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Six-Month Period Ended June 30, 2011

Continuing Operations

For the six-month period ended June 30, 2011, revenues increased by $3.5 million from $87.7 million in 2010 to $91.2 million in 2011. Rental revenues increased from $85.9 million in the six-month period ended 2010 to $91.2 million in 2011. Interest and other income from MEC decreased by $1.8 million to nil during the same period.

Rental revenue increased by $5.3 million in the six-month period ended of 2011 compared to the prior year primarily due to the effect of changes in foreign currency exchange rates, additional rent earned from contractual rent increases and completed projects on-stream.

Interest and other income from MEC consist of interest and fees earned in relation to loan facilities between MID and MEC and certain of its subsidiaries. These loan facilities were settled and interest and other income thereon ceased in the second quarter of 2010 as MEC's Chapter 11 process concluded.

The Company's income from continuing operations was $40.1 million in the six-month period ended 2011 compared to $53.8 million in the prior year period. Items decreasing income from continuing operations include (i) $30.3 million of gains in 2010 pertaining to MEC, including a loan loss provision recovery of $10.0 million in respect of loans previously made to MEC by the Company and a $20.3 million increase in the consideration received by the Company in satisfaction of the former MEC loans, (ii) an increase in general and administrative expenses of $4.4 million, (iii) the write-down of long-lived asset of $2.8 million, (iv) a reduction in other gains of $1.9 million recognized in 2010 in respect of a lease termination payment and (v) an increase in depreciation expense and other items of $3.5 million. These items were offset by (i) an increase of $5.3 million in rental revenue and (ii) a decrease of income tax expense of $23.9 million in the six-month period ended June 30, 2011 for the reasons noted above.

FFO for the six-month period ended June 30, 2011 decreased $12.7 million from $74.3 million in the prior year period to $61.6 million primarily due to the reduced income from continuing operations for the reasons noted above.

Discontinued Operations

Income from discontinued operations increased $103.2 million from a loss of $6.6 million during the six-month period ended June 30, 2010 to income of $96.6 million during 2011. The increase in income from discontinued operations was due to the gain of $89.5 million recorded on the disposition of the Arrangement Transferred Assets & Business. For the six-month period ended June 30, 2011, the Racing & Gaming Business generated operating income of $9.9 million whereas in the prior year period it generated a loss of $6.2 million. In the six-month period ended June 30, 2010, the Racing & Gaming Business is only included for two months commencing on April 30, 2010, the date the Racing & Gaming Business was acquired from MEC.

Net Income

Net income of $136.7 million for the six-month period ended June 30, 2011 increased by $89.6 million from net income of $47.1 million in the prior year period. The $89.6 million increase was primarily due to the increase in income from discontinued operations of $103.2 million partially offset by the reduction of income from continuing operations of $13.6 million as noted above.

A more detailed discussion of MID's consolidated financial results for the three and six-month periods ended June 30, 2011 and 2010 is contained in MID's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO INCOME FROM CONTINUING OPERATIONS

	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share information)	2011	2010	2011	2010
Income from continuing operations	$27,292	$38,472	$40,128	$53,759
Add back depreciation and amortization	10,915	10,115	21,511	20,548

Funds from operations	$38,207	$48,587	$61,639	$74,307

Basic and diluted funds from operations per share	$0.81	$1.04	$1.31	$1.59

Basic number of shares outstanding	47,128	46,708	46,919	46,708

Diluted number of shares outstanding	47,165	46,708	47,063	46,708

PLAN OF ARRANGEMENT AND DISCONTINUED OPERATIONS

On June 30, 2011, the Company completed the Arrangement under the Business Corporations Act (Ontario) which eliminated MID's dual class share capital structure through which the Stronach Shareholder controlled MID. Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated MID's dual class share capital structure through:

i)
the purchase for cancellation of 363,414 MID Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (MID was granted an option to purchase at fair value certain of these development lands if needed to expand our income producing properties), a property located in the United States, an income producing property located in Canada which is also currently MID's Head Office and cash in the amount of $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP, a 50% interest in future payments, if any, under a holdback agreement relating to MEC's prior sale of The Meadows racetrack and a second right of refusal in respect of certain properties; and

ii)
the purchase for cancellation by MID of each of the other 183,999 MID Class B Shares in consideration for 1.2 MID Class A Subordinate Voting Shares per MID Class B Share, which following cancellation of the MID Class B Shares, and together with the existing outstanding MID Class A Subordinate Voting Shares, were renamed Common Shares.

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.10 per share on MID's Common Shares for the second quarter ended June 30, 2011. The dividend is payable on or about September 15, 2011 to shareholders of record at the close of business on August 26, 2011. The Common Shares will begin trading on an ex-dividend basis at the opening of trading on August 24, 2011.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

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ABOUT MID

MID is a Canadian-based real estate company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio of properties in North America and Europe leased primarily to Magna and its automotive operating units.

For further information, please contact Bill Lenehan, Chief Executive Officer, at 905-726-7630 or Michael Forsayeth, Chief Financial Officer, at 905-726-7600.

OTHER INFORMATION

Additional property statistics have been posted to MID's website at http://www.midevelopments.com/uploads/file/propertystatistics.pdf. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information about MID, please see our website.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2010, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three and six-month periods ended June 30, 2011

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and six-month periods ended June 30, 2011. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and six-month periods ended June 30, 2011 and the audited consolidated financial statements for the year ended December 31, 2010, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This MD&A is prepared as at August 11, 2011. Additional information relating to MID, including the Annual Information Form for fiscal 2010, can be obtained from the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is engaged in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. ("Magna") and its automotive operating units (the "Real Estate Business" or the "Business").

Prior to July 1, 2011, MID also owned racing and gaming operations which operated four thoroughbred racetracks located in the U.S. including a casino with alternative gaming machines, as well as the simulcast wagering venues at these tracks (the "Racing & Gaming Business"). Following the close of business on June 30, 2011, the Racing & Gaming Business and substantially all of the Business' lands held for development were transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") in consideration for the elimination of MID's dual class share capital structure through which the Stronach Shareholder controlled MID. The transaction was completed through a court-approved plan of arrangement (the "Arrangement") (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement").

Segmented Information and Discontinued Operations

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations have been segmented between the Business (continuing operations) and the Racing & Gaming Business (discontinued operations). As a result of the Arrangement, the financial position and results of operations of the assets transferred to the Stronach Shareholder including the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income producing property located in Canada of the Business (the assets and business transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as, the "Arrangement Transferred Assets & Business"), have been presented as discontinued operations and, as such, have been excluded from continuing operations. Accordingly, in the accompanying unaudited interim consolidated financial statements, the Company's single reportable segment pertains to the Company's income producing properties.

REAL ESTATE BUSINESS — CONTINUING OPERATIONS

OVERVIEW

The real estate assets of our Business are comprised of income-producing properties and properties under development (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Real Estate Properties"). Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Company holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries:

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Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio represents 27.5 million square feet of leaseable area with a net book value of approximately $1.2 billion at June 30, 2011. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

FOREIGN CURRENCIES

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At June 30, 2011, approximately 75% of our rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on our results.

The following table reflects the changes in the average exchange rates during the three and six-month periods ended June 30, 2011 and 2010, as well as the exchange rates as at June 30, 2011, March 31, 2011 and December 31, 2010, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates Three Months Ended June 30,			Average Exchange Rates Six Months Ended June 30,
	2011	2010	Change	2011	2010	Change
1 Canadian dollar equals U.S. dollars	1.033	0.973	6%	1.024	0.967	6%
1 euro equals U.S. dollars	1.440	1.273	13%	1.404	1.328	6%

	Exchange Rates as at
	June 30, 2011	March 31, 2011	December 31, 2010	Change from March 31, 2011	Change from December 31, 2010
1 Canadian dollar equals U.S. dollars	1.037	1.029	1.005	1%	3%
1 euro equals U.S. dollars	1.452	1.418	1.339	2%	8%

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

RENTAL PORTFOLIO

Annualized Lease Payments

Annualized lease payments represent the total annual rent of the Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — FOREIGN CURRENCIES"). The Company's annualized

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lease payments as at June 30, 2011 including the change from March 31, 2011 or December 31, 2010, is as follows:

	Three Months Ended	Six Months Ended
Annualized lease payments, beginning of period	$184.1	$176.8
Contractual rent adjustments	0.6	2.9
Completed projects on stream	0.8	0.8
Renewals and re-leasing of income-producing properties	1.7	1.0
Income producing property transferred under Arrangement	(0.5)	(0.5)
Effect of changes in foreign currency exchange rates	2.3	8.0

Annualized lease payments, as at June 30, 2011	$189.0	$189.0

During the second quarter of 2011, annualized lease payments increased by $4.9 million, or 2.7%, from $184.1 million at March 31, 2011 to $189.0 million at June 30, 2011. The strengthening of the Canadian dollar and the euro against the U.S. dollar increased annualized lease payments by $2.3 million. Contractual rent adjustments increased annualized lease payments by $0.6 million from CPI-based increases on properties representing 884 thousand square feet of leaseable area. Completed projects, related to the expansion projects in Austria and Germany, which came on stream during the second quarter of 2011, also increased annualized lease payments by $0.8 million. The leasing of a 49 thousand square foot property in Canada to a non-Magna tenant increased annualized lease payments by $1.7 million. Partially offsetting these positive impacts to annualized lease payments was the reduction of $0.5 million from the disposition of an income producing property located in Canada pursuant to the Arrangement.

On a year-to-date basis, annualized lease payments increased by $12.2 million, or 6.9%, from $176.8 million at December 31, 2010 to $189.0 million at June 30, 2011. The strengthening of the Canadian dollar and the euro against the U.S. dollar increased annualized lease payments by $8.0 million. Contractual rent adjustments increased annualized lease payments by $2.9 million, including $2.7 million from CPI-based increases on properties representing 10.9 million square feet of leaseable area and $0.2 from fixed contractual adjustments on properties representing 0.2 million square feet of leaseable area. Completed projects, related to the expansion projects in Austria and Germany, which came on stream during the six-months ended June 30, 2011, also increased annualized lease payments by $0.8 million. Renewals and re-leasing of income-producing properties increased annualized lease payments by net $1.0 million. The leasing of a 49 thousand square foot property in Canada to a non-Magna tenant increased annualized lease payments by $1.7 million. This increase was partially offset by lease renewals of $0.8 million relating to four properties leased to Magna, three in Canada and one in the U.S., representing an aggregate of 434 thousand square feet of leaseable area as these income producing properties were re-leased at lower negotiated market rental rates than the expiring lease rate. Annualized lease payments were also negatively impacted by $0.5 million from the disposition of an income producing property located in Canada pursuant to the Arrangement.

The annualized lease payments by currency at June 30, 2011 and December 31, 2010 were as follows:

	June 30, 2011		December 31, 2010
euro	$79.5	42%	$70.9	40%
Canadian dollar	64.1	34	60.5	34
U.S. dollar	43.7	23	43.8	25
Other	1.7	1	1.6	1

	$189.0	100%	$176.8	100%

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Lease Run-off

The following table sets out lease expiries, by square footage, for our portfolio at June 30, 2011.

	2011	2012	2013	2014	2015	2016	2017	2018 & Beyond	Total
Canada	762	374	1,146	—	531	—	3,299	1,843	7,955
U.S.	—	171	1,683	72	63	150	754	2,582	5,475
Mexico	—	343	514	—	68	—	1,097	373	2,395
Austria	—	—	73	—	81	299	5,639	1,807	7,899
Germany	—	—	1,606	—	—	29	—	1,468	3,103
Other	—	—	373	75	—	—	33	183	664

Total	762	888	5,395	147	743	478	10,822	8,256	27,491

Real Estate Properties

The Company's real estate assets are comprised of income-producing properties and properties under development. The net book values of the real estate assets are as follows:

	June 30, 2011	December 31, 2010
Income-producing real estate properties	$1,207.8	$1,164.0
Properties under development	25.6	10.3

Real estate properties, net	$1,233.4	$1,174.3

Income-Producing Properties:

At June 30, 2011, the Company had 105 income-producing properties, representing 27.5 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and leased by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 8% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at June 30, 2011 was as follows:

	Book Value	Percent of Total
Canada	$430.1	36%
Austria	341.7	28
U.S.	210.5	17
Germany	124.4	10
Mexico	68.2	6
Other countries	32.9	3

	$1,207.8	100%

Properties Held for Development:

Pursuant to the Arrangement, substantially all of the Company's lands held for development were transferred to the Stronach Shareholder following the close of business on June 30, 2011. MID retained an option to purchase certain of these lands at fair value to the extent they are utilized for Magna facility expansions. At December 31, 2010, the properties held for development have been presented in discontinued operations in the accompanying unaudited interim consolidated balance sheet.

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Properties Under Development:

At June 30, 2011, the Business had six expansion projects with the Magna group (two in Austria and one in each of Germany, the United States, Mexico and Canada) and the completion of an improvement project to an existing 254 thousand square foot facility for a non-Magna tenant in Canada. The total cost of these expansion projects is approximately $36.9 million, of which $25.6 million has been spent at June 30, 2011 and is expected to be funded from cash from operations.

BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT

Magna and certain of its subsidiaries are the tenants of all but 15 of the Company's income-producing properties. Magna is one of the world's most diversified global automotive suppliers. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Company's lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Company for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Our Relationship with Magna

For the three and six-month periods ended June 30, 2011, the Magna group contributed approximately 98% of the Company's rental revenues and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 105 properties totalling approximately 27.5 million square feet of leaseable area at June 30, 2011. Between the end of 1998 and the end of 2010, the total leaseable area of our income-producing property portfolio has increased by approximately 15.1 million square feet (net of dispositions), representing a 12-year compound annual growth rate of approximately 6.9%.

The level of business MID has received from Magna has declined significantly over the past few years. Notwithstanding, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and other parties. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at June 30, 2011 and, as a result of various expansion projects at existing facilities in our rental portfolio, total leaseable area remained consistent at approximately 27.5 million square feet. Between the end of 2004 and 2010, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.2%. This decline was primarily due to: pressures in the automotive industry and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the disputes between the Company and certain of its shareholders.

On August 31, 2010, Magna's dual class share capital structure was eliminated resulting in the Stronach Shareholder no longer having a controlling interest in Magna. As a result, MID and Magna have ceased to be under common control for tax purposes and our foreign earnings may be subject to a significantly higher rate of tax which will adversely affect our after-tax results of operations and Funds From Operations ("FFO")

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(see "REAL ESTATE BUSINESS — RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2011 — Funds From Operations").

Automotive Industry Trends and Magna Plant Rationalization Strategy

Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect Magna's success, including such things as relative currency values, commodity prices, price reduction pressures from Magna's customers, the financial condition of Magna's supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010.

These trends and the challenging environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities which are leased from MID and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

At June 30, 2011, Magna's plant rationalization strategy includes nine facilities under lease from the Company (two in Canada, six in the United States and one in Germany) with an aggregate net book value of $25.7 million. These nine facilities represent 1.0 million square feet of leaseable area with annualized lease payments of approximately $4.2 million, or 2.2% of MID's annualized lease payments at June 30, 2011. The weighted average lease term to expiry (based on leaseable area) of these properties at June 30, 2011, disregarding renewal options, is approximately 5.2 years. MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Company, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2011 — CONTINUING OPERATIONS

The results of operations of the Business for the three-month periods ended June 30, 2011 and 2010 as discussed in this MD&A from continuing operations include those from the income-producing property portfolio.

Highlights

	Three Months Ended June 30,
(in millions, except per share information)	2011	2010	Change
Rental revenues	$46.4	$42.3	10%
Interest and other income from Magna Entertainment Corp. ("MEC")	—	1.0	(100%	)
Revenues	46.4	43.3	7%
Income from continuing operations	27.3	38.5	(29%	)
FFO	38.2	48.6	(21%	)
Diluted FFO per share	$0.81	$1.04	(22%	)

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Rental Revenue

Rental revenues for the three-month period ended June 30, 2011 increased $4.1 million to $46.4 million from $42.3 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, three months ended June 30, 2010	$42.3
Contractual rent increases	0.8
Completed projects on-stream	0.3
Renewals and re-leasing of income-producing properties	—
Effect of changes in foreign currency exchange rates	3.1
Other	(0.1)

Rental revenue, three months ended June 30, 2011	$46.4

The $0.8 million increase in revenue from contractual rent adjustments includes (i) $0.5 million from cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2010 and 2011 on properties representing 8.9 million square feet of leaseable area, (ii) $0.2 million from annual CPI-based increases implemented in 2011 on properties representing 6.7 million square feet of leaseable area and (iii) $0.1 million from fixed contractual adjustments on properties representing 0.3 million square feet of leaseable area.

Completed projects on-stream contributed $0.3 million to rental revenue for the three-month period ended June 30, 2011. The completion of Phase I and Phase II of a Magna-related expansion project in Mexico in May 2010 and August 2010 which added 103 thousand and 19 thousand square feet of leaseable area, respectively increased revenue in the three-month period ended June 30, 2011 by $0.1 million. The completion of two Magna expansion projects in Austria and Germany during the second quarter of 2011 which added 32 thousand and 73 thousand square feet of leaseable area, respectively increased revenue by $0.2 million.

Renewals had a $0.2 million negative impact on rental revenues while re-leasing had a $0.2 million positive impact on revenues compared to the prior year period. In 2010, the renewals of five Magna leases in Canada, the United States and Mexico were negotiated. These renewals, representing an aggregate of 502 thousand square feet of leasable area, were negotiated at lower market rental rates than the expiring lease rates thereby reducing revenues by $0.2 million in the three-month period ended June 30, 2011 as compared to the prior year period. Offsetting these decreases in rental revenues was $0.1 million increase in revenue due to the expiry of a rent-free period relating to the leasing of a 58 thousand square foot facility to a non-Magna tenant in the third quarter of 2010 and the leasing of a 49 thousand square foot facility to a non-Magna tenant in December 2010 but possession of the property was taken in June 2011. As a result of Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT — Automotive Industry and Magna Plant Rationalization Strategy"), the Company terminated a lease with Magna in May 2010 for a facility that has 246 thousand square feet of leaseable area. The Company subsequently entered into a long-term lease with a non-Magna tenant for this property. The vacancy and re-leasing of this property resulted in a $0.1 million increase in revenues in the second quarter of 2011 in comparison to the prior year period as the non-Magna tenant had a rent free period in 2010.

Foreign exchange had a $3.1 million positive impact on reported rental revenues as the average foreign exchange rate applied to our euro and Canadian dollar denominated rents strengthened against the U.S. dollar as compared to the prior year period.

Interest and Other Income from MEC

Interest and other income from MEC consist of interest and fees earned in relation to loan facilities between MID Islandi s.f. and subsequently MI Developments U.S. Financing Inc. (the "MID Lender") and MEC and certain of its subsidiaries. The decrease in interest and other income of $1.0 million to nil in the second quarter of 2011 is due to the loan facilities being settled at the conclusion of the Debtors' Chapter 11 process on April 30, 2010.

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General and Administrative Expenses

General and administrative expenses increased by $2.1 million to $12.8 million in the second quarter of 2011 from $10.7 million in the prior year period. General and administrative expenses for the second quarter of 2011 include $2.4 million of advisory and other related costs primarily incurred in connection with the settlement of an outstanding litigation matter. General and administrative expenses for the second quarter of 2010 include $3.4 million of advisory and other related costs incurred primarily with respect to MID's involvement in the Debtors' Chapter 11 process (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"). Excluding advisory and other costs, general and administrative expenses increased $3.1 million in the second quarter of 2011 primarily due to (i) increased insurance expense of $0.8 million primarily related to premiums associated with the Company's Directors' and Officers' liability insurance, (ii) increased compensation expense of $1.8 million, including payments made to former executives of the Company and the Company's Non-Employee Director Share-Based Compensation Plan resulting from the increase in the Company's share price during the second quarter of 2011 as compared to the second quarter of 2010, (iii) the reversal of a $0.7 million legal provision in the second quarter of 2010 relating to an environmental litigation in Austria that was settled in MID's favour and (iv) a decrease in travel costs of $0.6 million.

Subsequent to June 30, 2011, the Company incurred $5.9 million in employee termination expense of which $5.2 million related to former officers and a director.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.8 million to $10.9 million in the three-month period ended June 30, 2011 compared to $10.1 million in the prior year period, primarily due to foreign exchange.

Interest Expense, Net

Net interest expense decreased by $0.3 million to $3.8 million in the second quarter of 2011 ($4.0 million of interest expense less $0.2 million of interest income) compared to $4.1 million in the prior year period ($4.2 million of interest expense less $0.1 million of interest income). The decrease in net interest expense is primarily due to increases of $0.4 million of capitalized interest for properties under development and $0.1 million of increased interest income partially offset by the $0.2 million foreign exchange impact relating to the interest expense on the Company's Debentures being denominated in Canadian dollars.

Foreign Exchange Losses (Gains)

The Business recognized net foreign exchange gains of $0.1 million in the second quarter of 2011 compared to net foreign exchange losses of $0.2 million in the prior year period. The drivers of such foreign exchange losses and gains are primarily the re-measurement of certain assets and liabilities of MID and its subsidiaries that are denominated in a functional currency that is different from the entities reporting currency for accounting purposes.

Write-down of Long-Lived Asset

During the three-months ended June 30, 2011, as a result of the continued weakening in the commercial office real estate market in Michigan, the Business recorded a $2.8 million write-down of an income producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

Impairment Recovery Relating to Loans Receivable from MEC

During the three-months ended June 30, 2010, an impairment recovery of $10.0 million relating to the loans receivable from MEC was recorded as a result of additional information and changes in facts and circumstances arising from the settlement of the loans receivable from MEC in exchange for the MEC Transferred Assets (as defined under "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization").

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Other Gains

Other gains during the second quarter of 2010 relate to a termination fee on a property in the U.S. that was leased to a subsidiary of Magna. In conjunction with the lease termination, the subsidiary agreed to pay the Company a fee of $1.9 million. The amount is being collected based on a repayment schedule over the remaining term of the lease, which was scheduled to expire in September 2013.

Purchase Price Consideration Adjustment

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, the Company received as consideration the MEC Transferred Assets on April 30, 2010. The fair value of the MEC Transferred Assets were initially determined as at April 30, 2010 and resulted in the Company recognizing a $10.0 million impairment recovery of the loans receivable from MEC. However, certain of the fair value assigned to the MEC Transferred Assets as at April 30, 2010 were preliminary in nature and subject to change in future reporting periods. As the loans were considered settled on April 30, 2010, any changes to the fair value of the MEC Transferred Assets subsequent to April 30, 2010 were no longer considered an adjustment to the previously recognized impairment provision relating to the loans receivable from MEC, but rather were considered an adjustment to the fair value of the purchase price consideration received by the Company and has been presented as a "purchase price consideration adjustment" in the consolidated statements of income. The total purchase price consideration was retrospectively adjusted by $20.3 million to the date of acquisition, April 30, 2010.

Income Tax Expense (Recovery)

The Business' income tax recovery for the second quarter of 2011 was $11.2 million compared to an income tax expense of $12.1 million in the prior year period. During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $13.3 million of current tax expense. During the three-month period ended June 30, 2011, the liability was reversed as the amalgamation was set aside and cancelled by the Ontario Superior Court of Justice. Excluding the reversal of the liability relating to the internal amalgamation expense, the Business' income tax expense for the second quarter of 2011 was $2.1 million representing an effective tax rate of 12.8% as compared to 23.9% in the prior year period. The changes in the effective tax rate are primarily due to a revaluation of the Company's future tax assets in 2010 in respect of loan recoveries from MEC and changes in the mix of taxable income earned in the various countries in which the Business operates.

Income From Continuing Operations

Income from continuing operations was $27.3 million in the second quarter of 2011 in comparison to $38.5 million in the prior year period. The decrease in income from continuing operations of $11.2 million is primarily due to the reductions in interest and other income from MEC of $1.0 million, the decrease in the impairment recovery relating to the loans receivable from MEC of $10.0 million, the decrease in the purchase price consideration adjustment of $20.3 million, the decrease in other gains of $1.9 million and the write-down of long-lived asset of $2.8 million partially offset with the decrease in income tax expense of $23.3 million.

14    MI Developments Inc.      2011

Funds From Operations

	Three Months Ended June 30,
(in thousands, except per share information)	2011	2010	Change
Income from continuing operations	$27,292	$38,472	(29%	)
Add back depreciation and amortization	10,915	10,115	8%

Funds from operations	$38,207	$48,587	(21%	)

Basic and diluted funds from operations per share	$0.81	$1.04	(22%	)

Basic number of shares outstanding	47,128	46,708

Diluted number of shares outstanding	47,165	46,708

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO. FFO and basic and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The $10.4 million decrease in FFO compared to the prior year period is primarily due to decreased income from continuing operations of $11.2 million (see "REAL ESTATE BUSINESS — RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2011 — Income From Continuing Operations").

RESULTS OF OPERATIONS FOR THE SIX-MONTHS ENDED JUNE 30, 2011 — CONTINUING OPERATIONS

The results of operations of the Business for the six-month periods ended June 30, 2011 and 2010 as discussed in this MD&A from continuing operations include those from the income-producing property portfolio.

Highlights

	Six Months Ended June 30,
(in millions, except per share information)	2011	2010	Change
Rental revenues	$91.2	$85.9	6%
Interest and other income from MEC	—	1.8	(100%	)
Revenues	91.2	87.7	4%
Income from continuing operations	40.1	53.8	(25%	)
FFO	61.6	74.3	(17%	)
Diluted FFO per share	$1.31	$1.59	(18%	)

(in millions, except number of properties)	June 30, 2011	December 31, 2010	Change
Number of income-producing properties	105	106	(1%	)
Leaseable area (sq. ft.)	27.5	27.5	—
Annualized lease payments ("ALP")	$189.0	$176.8	7%
Income-producing property, gross book value ("IPP")	$1,702.5	$1,615.3	5%
ALP as percentage of IPP	11.1%	10.9%	2%

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Rental Revenue

Rental revenues for the six-month period ended June 30, 2011 increased $5.3 million to $91.2 million from $85.9 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, six months ended June 30, 2010	$85.9
Contractual rent increases	1.5
Completed projects on-stream	0.4
Vacancies of income-producing properties	(0.1)
Renewals and re-leasing of income-producing properties	(0.4)
Effect of changes in foreign currency exchange rates	3.8
Other	0.1

Rental revenue, six months ended June 30, 2011	$91.2

The $1.5 million increase in revenue from contractual rent adjustments includes (i) $0.8 million from cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2010 and 2011 on properties representing 9.1 million square feet of leaseable area, (ii) $0.5 million from annual CPI-based increases implemented in 2011 on properties representing 6.7 million square feet of leaseable area and (iii) $0.2 million from fixed contractual adjustments on properties representing 0.3 million square feet of leaseable area.

Completed projects on-stream contributed $0.4 million to rental revenue for the six-month period ended June 30, 2011. The completion of Phase I and Phase II of a Magna-related expansion project in Mexico in May 2010 and August 2010 which added 103 thousand and 19 thousand square feet of leaseable area, respectively, increased revenue in the six-month period ended June 30, 2011 by $0.2 million. The completion of two Magna expansion projects in Austria and Germany during the second quarter of 2011 which added 32 thousand and 73 thousand square feet of leaseable area, respectively, increased revenue by $0.2 million.

One property became vacant in the first quarter of 2010 upon the expiry of the lease agreement pertaining to 132 thousand square feet of leasable area, resulting in a $0.1 million reduction in revenues over the prior year period.

Renewals and re-leasing had a $0.4 million negative impact on revenues compared to the prior year period. In 2010, the renewals of five Magna leases in Canada, the United States and Mexico were negotiated. These renewals, representing an aggregate of 502 thousand square feet of leasable area, were negotiated at lower market rental rates than the expiring lease rates thereby reducing revenues by $0.4 million in the six-month period ended June 30, 2011 as compared to the prior year period. Revenues also decreased by $0.1 million in the six-month period ended June 30, 2011 due to a lease negotiation with a Magna tenant relating to a 298 thousand square foot facility in Mexico that was finalized in June 2010. Partially offsetting these decreases in rental revenues was $0.1 million increase in revenue due to the expiry of a rent-free period relating to the leasing of a 58 thousand square foot facility to a non-Magna tenant in the third quarter of 2010 and the commencement of a lease on a 49 thousand square foot facility to a non-Magna tenant in June 2011.

Foreign exchange had a $3.8 million positive impact on reported rental revenues as the average foreign exchange rate applied to our euro and Canadian dollar denominated rents strengthened against the U.S. dollar as compared to the prior year period.

Interest and Other Income from MEC

Interest and other income from MEC consists of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries. The decrease in interest and other income of $1.8 million to nil in the six-months ended June 30, 2011 is due to the loan facilities being settled at the conclusion of the Debtors' Chapter 11 process on April 30, 2010.

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General and Administrative Expenses

General and administrative expenses increased by $4.4 million to $26.9 million in the six-months ended June 30, 2011 from $22.5 million in the prior year period. General and administrative expenses for the six-months ended June 30, 2011 include $8.3 million of advisory and other related costs primarily incurred in connection with the Arrangement and the settlement of an outstanding litigation matter. General and administrative expenses for the six-months ended June 30, 2010 include $7.9 million of advisory and other related costs incurred primarily with respect to MID's involvement in the Debtors' Chapter 11 process (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"). Excluding advisory and other costs, general and administrative expenses increased $4.0 million in the first six-months of 2011 primarily due to (i) increased insurance expense of $1.9 million primarily related to premiums associated with the Company's Directors' and Officers' liability insurance, (ii) increased compensation expense of $2.2 million including payments made to former executives of the Company and for the Company's Non-Employee Director Share-Based Compensation Plan resulting from the increase in the Company's share price during the first six-months of 2011 as compared to the first six-months of 2010 as well as increased retainer and meeting fees, (iii) the reversal of $0.7 million legal provision in the second quarter of 2010 relating to an environmental litigation in Austria that was settled in MID's favour, (iv) a decrease in travel costs of $0.6 million and (v) a decrease of $0.4 million related to the elimination of capital tax in the province of Ontario, Canada effective July 1, 2010.

Subsequent to June 30, 2011, the Company incurred $5.9 million in employee termination expense of which $5.2 million related to former officers and a director.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $1.0 million to $21.5 million in the six-month period ended June 30, 2011 compared to $20.5 million in the prior year period, primarily due to the impact of foreign exchange.

Interest Expense, Net

Net interest expense decreased by $0.2 million to $7.8 million in the six-months ended June 30, 2011 ($8.0 million of interest expense less $0.2 million of interest income) as compared to $8.0 million in the prior year period ($8.1 million of interest expense less $0.1 million of interest income). The decrease in net interest expense is due to the increase in capitalized interest for properties under development of $0.6 million as well as the increase in interest income of $0.1 million during the six-month period ended June 30, 2011 offset by the $0.5 million foreign exchange impact relating to the interest expense on the Company's Debentures being denominated in Canadian dollars.

Foreign Exchange Losses (Gains)

The Business recognized net foreign exchange losses of $0.5 million in the six-month period ended June 30, 2011 compared to net foreign exchange gains of $0.4 million in the prior year period. The drivers of such foreign exchange losses and gains are primarily the re-measurement of certain assets and liabilities of MID and its subsidiaries that are denominated in a functional currency that is different from the entities reporting currency for accounting purposes.

Write-down of Long-lived Asset

During the six-months ended June 30, 2011, as a result of the continued weakening in the commercial office real estate market in Michigan, the Business recorded a $2.8 million write-down of an income producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

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Impairment Recovery Relating to Loans Receivable from MEC

During the six-months ended June 30, 2010, an impairment recovery of $10.0 million relating to the loans receivable from MEC was recorded as a result of additional information and changes in facts and circumstances arising from the settlement of the loans receivable from MEC in exchange for the MEC Transferred Assets.

Other Gains

Other gains during the six-month period ended June 30, 2010 relates to a termination fee on a property in the U.S. that was leased to a subsidiary of Magna. In conjunction with the lease termination, the subsidiary agreed to pay the Company a fee of $1.9 million. The amount is being collected based on a repayment schedule over the remaining term of the lease, which was scheduled to expire in September 2013.

Purchase Price Consideration Adjustment

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, the Company received the MEC Transferred Assets as consideration on April 30, 2010. The fair value of the MEC Transferred Assets were initially determined as at April 30, 2010 and resulted in the Company recognizing a $10.0 million impairment recovery of the loans receivable from MEC. However, certain of the fair value assigned to the MEC Transferred Assets as at April 30, 2010 were preliminary in nature and subject to change in future reporting periods. As the loans were considered settled on April 30, 2010, any changes to the fair value of the MEC Transferred Assets subsequent to April 30, 2010 were no longer considered an adjustment to the previously recognized impairment provision relating to the loans receivable from MEC, but rather were considered an adjustment to the fair value of the purchase price consideration received by the Company and has been presented as a "purchase price consideration adjustment" in the consolidated statements of income. The total purchase price consideration was retrospectively adjusted by $20.3 million to the date of acquisition, April 30, 2010.

Income Tax Expense (Recovery)

The Business' income tax recovery for the six-months ended June 30, 2011 was $8.4 million compared to an income tax expense of $15.6 million in the prior year period. During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $13.3 million of current tax expense. During the six-month period ended June 30, 2011, the liability was reversed as the amalgamation was set aside and cancelled by the Ontario Superior Court of Justice. Excluding the reversal of the liability relating to the internal amalgamation expense, the Business' income tax expense was $4.9 million representing an effective tax rate of 15.4% as compared to 22.5% in the prior year period. The changes in the effective tax rate are primarily due to a revaluation of the Company's future tax assets in 2010 in respect of loan recoveries from MEC and changes in the mix of taxable income earned in the various countries in which the Business operates.

Income From Continuing Operations

Income from continuing operations was $40.1 million in the six-month period ended June 30, 2011 in comparison to $53.8 million in the prior year period. The decrease in income from continuing operations of $13.7 million is primarily due to the reductions in interest and other income from MEC of $1.8 million, the decrease in the impairment recovery relating to the loans receivable from MEC of $10.0 million, the decrease in the purchase price consideration adjustment of $20.3 million, the decrease in other gains of $1.9 million, the increase in general and administrative expenses of $4.4 million and the write-down of long-lived asset of $2.8 million. Partially offsetting these decreases were an increase of $5.3 million in rental revenue and a decrease of income tax expense of $23.9 million in the six-month period ended June 30, 2011.

18    MI Developments Inc.      2011

Funds From Operations

	Six Months Ended June 30,
(in thousands, except per share information)	2011	2010	Change
Income from continuing operations	$40,128	$53,759	(25%	)
Add back depreciation and amortization	21,511	20,548	5%

Funds from operations	$61,639	$74,307	(17%	)

Basic and diluted funds from operations per share	$1.31	$1.59	(18%	)

Basic number of shares outstanding	46,919	46,708

Diluted number of shares outstanding	47,063	46,708

The Company determines FFO using the definition prescribed in the U.S. by NAREIT. Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO. FFO and basic and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The $12.7 million decrease in FFO compared to the prior year period is primarily due to decreased income from continuing operations of $13.6 million (see "REAL ESTATE BUSINESS — RESULTS OF OPERATIONS FOR THE SIX MOTNHS ENDED JUNE 30, 2011 — Income From Continuing Operations").

LIQUIDITY AND CAPITAL RESOURCES — CONTINUING OPERATIONS

The Company's continuing operations generated cash flows from operations of $69.1 million in the six-months ended June 30, 2011 and at June 30, 2011 had cash and cash equivalents of $90.7 million and shareholders' equity of $964.6 million.

Cash Flow

Operating Activities

The Company generated cash flow from operations before changes in non-cash working capital balances of $63.8 million in the first six-months of 2011 compared to $53.7 million in the prior year period. The decrease in income from continuing operations of $13.6 million was offset with the increase in items not involving current cash flows of $23.8 million (see note 15(a) to the unaudited interim consolidated financial statements).

The change in non-cash balances was a source of cash of $5.3 million in the first six-months of 2011 compared to a use of cash of $11.9 million in the first six-months of 2010 (see note 15(b) to the unaudited interim consolidated financial statements). The increase in source of cash of $17.2 million is primarily due to the increase in deferred revenue and accounts payable and accrued liabilities.

Investing Activities

Cash used in investing activities for the six-months ended June 30, 2011 was $27.6 million which is substantially as a result of capital expenditures on property and fixed asset additions. The increase of $23.8 million in capital expenditures compared to the prior year period is due to the number of properties under development (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Real Estate Properties").

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Financing Activities

Cash provided by financing activities in the six-months ended June 30, 2011 was $7.6 million and was a result of the Company's net borrowings of $12.4 million and the issuance of shares from the exercise of stock options in the amount of $6.9 million. Partially offsetting these increases in cash was a $2.2 million repayment of a mortgage on an income-producing property which matured in January 2011 and the payment of dividends of $9.4 million during the six-months of 2011.

Bank Financing

The Company has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 22, 2011, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%. At June 30, 2011, the Company had Cdn. $25.0 million ($25.9 million) drawn under the MID Credit Facility (December 31, 2010 — Cdn. $13.0 million) and had issued letters of credit totalling $2.8 million (December 31, 2010 — $2.9 million). The letters of credit relate to the discontinued operations. The Company is in the process of having the letters of credit released. The weighted average interest on the loans outstanding under the MID Credit Facility at June 30, 2011 was 4.93%.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness. At June 30, 2011, all of the Debentures remained outstanding. The total outstanding at June 30, 2011 was $272.8 million.

At June 30, 2011, the Company's debt to total capitalization ratio was 24%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At June 30, 2011, the Company was in compliance with all of its debt agreements and related covenants and during the second quarter of 2011 the Company amended the MID Credit Facility to allow for the change in control of the Company pursuant to the Arrangement.

ARRANGEMENT TRANSFERRED ASSETS & BUSINESS (INCLUDED IN DISCONTINUED OPERATIONS)

On June 30, 2011, the Company completed the Arrangement whereby the Arrangement Transferred Assets & Business were transferred to the Stronach Shareholder in consideration for the cancellation of MID's dual class share structure through which the Stronach Shareholder controlled MID. As a result of the Arrangement, the financial position and results of operations of the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income producing property located in Canada of the Business, have been presented as discontinued operations.

SIGNIFICANT MATTERS

Plan of Arrangement

On June 30, 2011, the Company completed the Arrangement under the Business Corporations Act (Ontario) which eliminated MID's dual class share capital structure through which the Stronach Shareholder controlled MID. Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and on March 31, 2011, the Ontario Superior Court of Justice issued a

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final order approving the Arrangement. The Arrangement eliminated MID's dual class capital structure through:

  i)
  the purchase for cancellation of 363,414 MID Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (MID was granted an option to purchase at fair value certain of these development lands if needed to expand our income producing properties), a property located in the United States, an income producing property located in Canada which is also currently MID's Head Office and cash in the amount of $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP, a 50% interest in future payments, if any, under a holdback agreement relating to MEC's prior sale of The Meadows racetrack (the "Meadows Holdback Note") and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by MID and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada; and

  ii)
  the purchase for cancellation by MID of each of the other 183,999 MID Class B Shares in consideration for 1.2 MID Class A Subordinate Voting Shares per MID Class B Share, which following cancellation of the MID Class B Shares and together with the existing outstanding MID Class A Subordinate Voting Shares were renamed Common Shares.

The Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including The Maryland Jockey Club ("MJC") and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that MID and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and MID, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. The entire matter, in both the state and federal courts, has been stayed by the United States Bankruptcy Court for the District of Delaware until it determines whether the claims are impacted by the bankruptcy of Indianapolis Downs, LLC. A hearing has been scheduled for the end of August 2011. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly, the Company has not recorded a liability related to this claim. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs. The Company has retained independent counsel to monitor the litigation on its behalf.

MEC's Chapter 11 Filing and Plan of Reorganization

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under the Bankruptcy Code in the U.S. Bankruptcy Court for the District

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of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses would be satisfied in full before stockholders were entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on April 30, 2010, the effective date of the Plan, cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, certain assets of MEC were transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™), Portland Meadows, MJC which includes Pimlico Race Course and Laurel Park, AmTote and XpressBet® (the "MEC Transferred Assets"). The settlement and release was implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the transfer of the MEC Transferred Assets to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, in addition to the MEC Transferred Assets that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount. In addition, on May 16, 2011, the sale of Lone Star LP was completed and the unsecured creditors of MEC received the first $20.0 million of the net proceeds from the sale and MID received $25.8 million net of a working capital adjustment and closing costs. The net proceeds of $25.8 million consist of $10.8 million in

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cash, $0.5 million of which is being held in escrow for a six-month period to cover any potential claims by the purchaser, and a note receivable of $15.0 million. The note receivable bears interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every nine months on February 15, 2012, November 15, 2012 and August 15, 2013. The note receivable is unsecured and has been guaranteed by the parent company of the purchaser. In connection with the Arrangement, the proceeds from the sale of Lone Star LP are shared equally between the Company and the Stronach Shareholder (Racing & Gaming Business). On May 17, 2011, the Racing & Gaming Business received $10.3 million of the cash proceeds of which 50% was transferred to the Business. Future payments relating to the note receivable from the sale of Lone Star LP will continue to be made to the Racing & Gaming Business who will in turn remit 50% of those payments to the Business pursuant to the terms of the Arrangement. At June 30, 2011, 50% of the $0.5 million of cash held in escrow and 50% of the $15.0 million note receivable from the sale of Lone Star LP that is owing to the Real Estate Business are included in "current portion of note receivable" and "note receivable" on the accompanying unaudited interim consolidated balance sheets. The remaining 50% was accruing to the Stronach Shareholder is included in discontinued operations. At December 31, 2010, 50% of the Business' expected proceeds from the sale of Lone Star LP were included in "current portion of receivable from Reorganized MEC" and "receivable from Reorganized MEC" and the remaining 50% accruing to the Stronach Shareholder was included in discontinued operations on the accompanying unaudited interim consolidated balance sheets.

Prior to the Arrangement, MID also had the right to receive 100% of proceeds, if any, from the Meadows Holdback Note. The Company has not received any proceeds since the acquisition of the MEC Transferred Assets. In connection with the Arrangement, any future payments under The Meadows Holdback Note will be shared equally between the Company and the Stronach Shareholder. The proceeds, if any, that may be received from The Meadows Holdback Note have not been recognized in the accompanying unaudited interim consolidated financial statements.

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million, respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

The Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. Under the Plan, all MEC stock was cancelled on the date that substantially all the assets of Lone Star LP were sold on May 16, 2011 and the holders of MEC shares are not entitled to receive or retain any property or interest in property under the Plan.

OVERVIEW

As a result of the Arrangement, the results of operations of the Racing & Gaming Business for the three and six-month periods ended June 30, 2011 and 2010 are included in discontinued operations in the accompanying unaudited interim consolidated financial statements. In addition, the Racing & Gaming Business will not further impact the Company's results subsequent to the 2011 second quarter as it is included in the Arrangement Transferred Assets & Business.

The Racing & Gaming Business' primary source of racing revenues was commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against the racetrack, and therefore no risk of loss is borne with respect to any wagering conducted.

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The Racing & Gaming Business retained a pre-determined percentage of the total amount wagered (the "take-out") on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool was distributed to the winning customers. Of the percentage retained, a portion was paid to the horse owners in the form of purses or winnings, which encouraged the horse owners and their trainers to enter their horses in races. The share of pari-mutuel wagering revenues was based on pre-determined percentages of various categories of the pooled wagers at the racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurred on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or off-track betting ("OTB") facilities, and through various forms of account wagering. The racetracks had simulcast wagering facilities to complement live horse racing, enabling customers to wager on horse races being held at other racetracks.

The Racing & Gaming Business also generated gaming revenues from its Gulfstream Park gaming operations. Gaming revenues represented the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons.

Non-wagering revenues included totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues.

Live race days were a significant factor in the operating and financial performance of the racing business. Another significant factor was the level of wagering per customer on the racing content on-track, at inter-track simulcast locations and at OTB facilities. There were also many other factors that had a significant impact on racetrack revenues. Such factors included, but were not limited to: attendance at racetracks, inter-track simulcast locations and OTB facilities; activity through the XpressBet® system; the number of races conducted at the racetracks and at racetracks whose signals are imported and the average field size per race; the ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

Operating costs of the Racing & Gaming Business principally included salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

The Racing & Gaming Business was seasonal in nature and racing revenues and operating results for any quarter were not indicative of the racing revenues and operating results for the year. Because the racetracks ran live race meets predominantly during the first half of the year, the racing operations historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality resulted in large quarterly fluctuations in revenues, operating results and cash flows.

The overall trend in the horse racing industry is declining handle and revenues. The total U.S. wagering handle was down 7.7% for the six-months ended June 30, 2011 in comparison to the prior year period. This follows a decrease in total industry handle from 2007 to 2010 of 22.5% (Source: Equibase Company LLC, The Jockey Club). In addition, due to the overall reduction in the supply of horses, many racetracks in the U.S. have had to reduce the number of race days or have experienced smaller field sizes.

There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races.

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INCOME (LOSS) FROM DISCONTINUED OPERATIONS — THREE MONTHS ENDED JUNE 30, 2011

Discontinued operations in the second quarter of 2011 and 2010 include those related to the Arrangement Transferred Assets & Business that were transferred to the Stronach Shareholder pursuant to the Arrangement. In the second quarter of 2010, discontinued operations includes the operations of the Racing & Gaming Business for only two months commencing on April 30, 2010, the date the MEC Transferred Assets were acquired by the Company. As a result, the quarter over quarter comparability of the results of the Racing & Gaming Business is not meaningful and therefore, has not been provided in this MD&A.

The Arrangement Transferred Assets & Business were disposed by the Company following the close of business on June 30, 2011. As a result, the operations of the Arrangement Transferred Assets & Business should have no further impact on the Company's consolidated results following the second quarter of 2011.

	Three Months Ended June 30,
(in thousands)	2011	2010
Revenues	$94,093	$69,844
Purses, awards and other	53,042	36,154
Operating costs	33,877	29,151
General and administrative	12,939	8,221
Depreciation and amortization	92	2,362
Interest expense (income)	(105)	104
Foreign exchange gains	(25)	—
Equity loss (income)	(906)	492

Loss before income taxes	(4,821)	(6,640)
Income tax recovery	(1,032)	(168)

Loss from operations	(3,789)	(6,472)

Net gain on disposition of discontinued operations, net of income taxes of $10.8 million	89,505	—

Income (loss) from discontinued operations	$85,716	$(6,472)

During the second quarter of 2011, the Racing & Gaming Business revenues were $94.1 million which reflects that the Racing & Gaming Business' three largest racetracks, Gulfstream Park, Santa Anita Park, and Golden Gate Fields host live race meets primarily during the first half of the second quarter. The Florida operations had revenues of $31.6 million which included revenues generated at Gulfstream Park of $31.2 million and at the Palm Meadows Training Center of $0.4 million. Gulfstream Park's revenues were positively impacted by strong average field size per race, favourable weather and a strong Florida Derby weekend. The California operations had revenues of $38.7 million during the second quarter of 2011 which included revenues generated by Santa Anita Park of $18.0 million and Golden Gate Fields of $20.7 million and were reflective of current national trends in the horse racing industry. The Oregon operations had revenues of $2.7 million. Our account wagering and totalisator operations had revenues of $22.2 million. Account wagering revenues during the second quarter of 2011 were positively impacted by successful marketing and customer acquisition initiatives. The above revenues were reduced by $1.1 million primarily as a result of intercompany eliminations related to transactions between the racetracks, account wagering operations and separate OTB facilities.

Purses, awards and other were $53.0 million during the second quarter of 2011 and as a percentage of pari-mutuel revenues were 62.4%, while gaming costs of sales were 56.3% of gaming revenues.

Operating costs were $33.9 million in the second quarter of 2011 and as a percentage of total racing, gaming and other revenues, operating costs were 36.0%.

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General and administrative expenses were $12.9 million for the second quarter of 2011 and include costs such as salaries and benefits, professional fees and other administrative expenses.

Equity income for the second quarter of 2011 of $0.9 million represents the Company's proportionate share of earnings from our investment in Maryland RE & R LLC of $2.3 million. On May 21, 2011 Pimlico Race Course hosted the 136th Preakness Stakes, the second race of the Triple Crown of races. This was partially offset by our proportionate share of losses incurred on our investment in The Village at Gulfstream Park™ of $1.3 million and HRTV, LLC of $0.1 million.

The loss from operations amounts to $3.8 million and is comprised of net losses from the Racing & Gaming Business of $1.3 million and lands held for development and an income producing property located in Canada of $2.5 million. The Racing & Gaming Business net loss was generally reflective of the seasonality of when our racetracks hold live racing. The net loss of the lands held for development and properties located in the United States and Canada relates primarily to the rental income earned less carrying costs associated with these properties.

The distribution of the assets and liabilities under the Arrangement is considered a non-pro rata distribution and therefore has been recorded at fair value. Accordingly, the gain on disposal of the discontinued operations of $89.5 million net of income tax of $10.8 million was determined by the difference in the fair values and carrying values of the net assets disposed, net of costs of disposal. For further details on the disposal of the Arrangement Transferred Assets & Business, refer to note 4 to the unaudited interim consolidated financial statements for the three and six-month periods ended June 30, 2011.

INCOME (LOSS) FROM DISCONTINUED OPERATIONS — SIX MONTHS ENDED JUNE 30, 2011

In the six-month period ended June 30, 2010, discontinued operations includes the operations of the Racing & Gaming Business for only two months commencing on April 30, 2010, the date the MEC Transferred Assets were acquired by the Company. As a result, the year over year comparability of the results of the Racing & Gaming Business is not meaningful and therefore, has not been provided in this MD&A.

	Six Months Ended June 30,
(in thousands)	2011	2010
Revenues	$268,107	$70,016
Purses, awards and other	151,848	36,154
Operating costs	82,027	29,151
General and administrative	23,236	8,706
Depreciation and amortization	3,511	2,458
Interest income	(311)	(60)
Foreign exchange gains	(58)	—
Equity loss	1,964	492

Income (loss) before income taxes	5,890	(6,885)
Income tax recovery	(1,206)	(255)

Income (loss) from operations	7,096	(6,630)

Net gain on disposition of discontinued operations, net of income tax of $10.8 million	89,505	—

Income (loss) from discontinued operations	$96,601	$(6,630)

During the six-month period ended June 30, 2011, the Racing & Gaming Business revenues were $268.1 million which reflects that the Racing & Gaming Business' three largest racetracks, Gulfstream Park, Santa Anita Park, and Golden Gate Fields host live race meets during this period. The Florida operations had revenues of $104.7 million which reflected revenues generated at Gulfstream Park of $101.9 million and at the

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Palm Meadows Training Center of $2.8 million. Gulfstream Park's revenues were positively impacted by strong average field size per race and favourable weather. The Palm Meadows Training Center operation was open for training during the first quarter of 2011 and one month during the second quarter of 2011 and generated stable rental and other revenue. The California operations had revenues of $121.3 million during the six-month period ended June 30, 2011 which included revenues generated by Santa Anita Park of $79.7 million and Golden Gate Fields of $41.6 million and were reflective of current national trends in the horse racing industry. The Oregon operations had revenues of $6.2 million. Revenues from our account wagering and totalisator operations were $40.8 million during the six-month period ended June 30, 2011. While account wagering revenues were positively impacted during the second quarter by successful marketing and customer acquisition initiatives, this was partially offset by national wagering trends and horse inventory supply issues which resulted in many racetracks reducing live race days or experiencing lower average field size per race which hindered account wagering and totalisator revenues. The above revenues were reduced by $4.9 million primarily as a result of intercompany eliminations related to transactions between the racetracks, account wagering operations and separate OTB facilities.

Purses, awards and other were $151.8 million during the six-month period ended June 30, 2011 and as a percentage of pari-mutuel revenues were 62.2%, while gaming costs of sales were 56.6% of gaming revenues.

Operating costs were $82.0 million in the six-month period ended June 30, 2011 and as a percentage of total racing, gaming and other revenues, operating costs were 30.6%.

General and administrative expenses were $23.2 million for the six-month period ended June 30, 2011 and include costs such as salaries and benefits, professional fees and other administrative expenses.

Equity loss for the six month period ended June 30, 2011 of $2.0 million represents the Company's proportionate share of losses incurred on our investment in The Village at Gulfstream Park™ of $2.2 million, partially offset by our proportionate share of income on our investments in Maryland RE & R LLC of $0.1 million and HRTV, LLC of $0.1 million.

The income from operations amounts to $7.1 million and is comprised of net income from the Racing & Gaming Business of $9.9 million partially offset by a net loss from the lands held for development and an income producing property of $2.8 million. The Racing & Gaming Business net income was generally reflective of the seasonality of when our racetracks hold live racing. The net loss of the lands held for development and properties located in the United States and Canada relates primarily to rental revenue earned less carrying costs associated with these properties.

NET INCOME

Three months ended June 30, 2011

Net income of $113.0 million for the second quarter of 2011 increased by $81.0 million from net income of $32.0 million in the prior year period. The $81.0 million increase is primarily due to the increase in income from discontinued operations of $92.2 million offset by the reduction of the net income from continuing operations of $11.2 million.

Six months ended June 30, 2011

Net income of $136.7 million for the six-month period ended June 30, 2011 increased by $89.6 million from net income of $47.1 million in the prior year period. The $89.6 million increase is primarily due to the increase in income from discontinued operations of $103.2 million offset by the reduction of the income from continuing operations of $13.6 million.

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CONTROLS AND PROCEDURES

During the second quarter of 2011, there were no changes in the internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. At June 30, 2011, the MEC Transferred Assets were disposed of pursuant to the Arrangement thereby no longer impacting the Company's consolidated operating results, financial condition and cash flows.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2010. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. As a result of the completion of the Arrangement, the majority of the Company's commitments and contingencies relating to the discontinued operations were transferred or assumed by the Stronach Shareholder. The Company is in the process of transferring the remaining commitments and contingencies relating to the assets and liabilities disposed. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, other than as discussed in this MD&A, refer to notes 2, 4, 7 and 17 to the unaudited interim consolidated financial statements for the three and six-months ended June 30, 2011.

CHANGES TO BOARD OF DIRECTORS AND OFFICERS

Following the completion of the Arrangement, the directors elected as post-closing directors at MID's annual general and special meeting of shareholders on March 29, 2011 commenced their term of office on July 1, 2011. The board of directors consists of G. Wesley Voorheis (Chair), Michael Brody, Peter Dey (Vice-Chair), Barry Gilbertson, William Lenehan, Gerald J. Miller and Scott I. Oran.

On July 6, 2011, the Company announced the appointment of William Lenehan as Chief Executive Officer, Michael Forsayeth as Chief Financial Officer and Jennifer Tindale as Executive-Vice President, General Counsel. The appointments of Mr. Lenehan and Ms. Tindale were effective immediately and the appointment of Mr. Forsayeth became effective in August 2011.

On July 14, 2011, the Company announced the departure of Dennis Mills, Vice-Chairman and director, Don Cameron, Chief Operating Officer and Vito Ciraco, Vice-President and Associate General Counsel. On August 12, 2011, John Simonetti, the Company's Interim Chief Financial Officer will step down following the completion of his term as Interim Chief Financial Officer and the appointment of Mr. Forsayeth. Mr. Simonetti had agreed to become the Company's Interim Chief Financial Officer on an interim basis on February 17, 2011 in order to facilitate the completion of the Arrangement.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements and MD&A for the year ended December 31, 2010. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's transactions with related parties, other than as discussed in this MD&A, refer to notes 1, 2, 3 and 4 to the unaudited interim consolidated financial statements for the three and six-months ended June 30, 2011.

28    MI Developments Inc.      2011

OUTSTANDING SHARES

As at the date of this MD&A, the Company has 46,846,363 Common Shares outstanding. In connection with the Arrangement, 363,414 Class B Shares owned by the Stronach Shareholder were purchased for cancellation in consideration for the transfer of the Arrangement Transferred Assets & Business. The remaining 183,999 Class B Shares were purchased for cancellation by MID in consideration for 1.2 Class A Subordinate Voting Shares, which following cancellation, and together with the other issued and outstanding Class A Subordinate Voting Shares, were renamed Common Shares. For further details of the Company's share capital transactions, other than as discussed in this MD&A, refer to notes 1 and 10 to the unaudited interim consolidated financial statements for the three and six-months ended June 30, 2011.

DIVIDENDS

In March 2011 and May 2011, the Company declared a quarterly dividend with respect to the three-month periods ended December 31, 2010 and March 31, 2011, respectively. The dividend of $0.10 per Class A Subordinate Voting Share and Class B Share was paid on or about April 15, 2011 and June 15, 2011 to shareholders of record at the close of business on April 8, 2011 and May 27, 2011, respectively. In respect of the three-month period ended June 30, 2011, the Board has declared a dividend of $0.10 per Common Share, which will be paid on or about September 15, 2011 to shareholders of record at the close of business on August 26, 2011.

RISKS AND UNCERTAINTIES

There are numerous risks and uncertainties that could affect our ability to achieve our desired results. These risks and uncertainties are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010, and remain substantially unchanged in respect of the six-months ended June 30, 2011. As a result of the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement"), the risks and uncertainties relating to the Arrangement Transferred Assets & Business will no longer have an impact on the Company's operations.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2010. On a quarterly basis, the Company updates that disclosure for any material changes. The Company adopted a number of new accounting standards under U.S. GAAP that did not impact the Company's financial statements. For details of accounting standards adopted by the Company that did not impact the Company's financial statements, refer to note 1(e) to the unaudited interim consolidated financial statements for the three and six-months ended June 30, 2011.

CRITICAL ACCOUNTING ESTIMATES

Information on critical accounting estimates is detailed in the annual financial statements and MD&A for the year ended December 31, 2010. On a quarterly basis, the Company updates that disclosure for any material changes. As a result of the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement"), the critical accounting estimates relating to the Arrangement Transferred Assets & Business will no longer have an impact on the Company's operations.

MI Developments Inc.      2011    29

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share information)

	Q3'09	Q4'09	Q1'10	Q2'10	Q3'10	Q4'10	Q1'11	Q2'11
Revenue:
Real Estate Business(1)
Rental revenue	$43,597	$44,602	$43,607	$42,281	$42,595	$43,587	$44,867	$46,361
Interest and other income from MEC	13,251	13,264	784	1,040	—	—	—	—

	$56,848	$57,866	$44,391	$43,321	$42,595	$43,587	$44,867	$46,361

Income (loss) from continuing operations attributable to MID:
Real Estate Business(1)(2)	$28,138	$(72,663)	$15,287	$38,472	$13,894	$(1,112)	$12,836	$27,292

Net income (loss) attributable to MID:
Real Estate Business(1)(2)	$28,138	$(72,663)	$15,287	$38,472	$13,894	$(1,112)	$12,836	$27,292
Discontinued operations(1)(3)	(111)	(137)	(158)	(6,472)	(24,419)	(88,196)	10,885	85,716

	$28,027	$(72,800)	$15,129	$32,000	$(10,525)	$(89,308)	$23,721	$113,008

Basic earnings (loss) per share from continuing operations	$0.60	$(1.56)	$0.33	$0.82	$0.30	$(0.02)	$0.27	$0.58

Diluted earnings (loss) per share from continuing operations	$0.60	$(1.56)	$0.33	$0.82	$0.30	$(0.02)	$0.27	$0.58

Basic earnings (loss) per share	$0.60	$(1.56)	$0.32	$0.68	$(0.23)	$(1.91)	$0.51	$2.40

Diluted earnings (loss) per share	$0.60	$(1.56)	$0.32	$0.68	$(0.23)	$(1.91)	$0.51	$2.40

FFO
Real Estate Business(2)	$38,363	$(61,833)	$25,720	$48,587	$24,052	$9,363	$23,432	$38,207

Diluted FFO per share
Real Estate Business(2)	$0.82	$(1.32)	$0.55	$1.04	$0.51	$0.20	$0.50	$0.81

Basic shares outstanding	46,708	46,708	46,708	46,708	46,708	46,708	46,708	47,128

Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708	46,708	46,947	47,165

(1)
As a result of the Arrangement, the results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations for all periods presented. The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan of April 30, 2010 (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"). These amounts above have been restated from amounts presented in the 2011 first quarter MD&A due to certain amendments made to transactions resulting from the Arrangement in order to effect the disposition of an income producing property in Canada.

(2)
The Business' results for 2011 include (i) $6.0 million and $2.4 million ($6.0 million and $1.9 million net of income taxes) in the first and second quarters, respectively, of advisory and other costs primarily incurred in connection with the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement") and the settlement of an outstanding litigation, (ii) $2.8 million ($1.7 million net of income taxes) in the second quarter relating to a write-down of an income producing commercial office building and (iii) $13.3 million in income tax recovery relating to an internal amalgamation completed in 2010 that was set aside and cancelled during the second quarter.

  The Real Estate Business' results for 2010 include (i) $4.5 million, $3.4 million, $0.8 million and $0.7 million ($4.5 million, $3.4 million, $0.8 million and $0.7 million net of income taxes) in the first, second, third and fourth quarters, respectively, of advisory and other costs primarily incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"), (ii) $10.0 million ($10.0 million net of income taxes) in the second quarter of a recovery of the impairment provision related to loans receivable from MEC, (iii) $20.3 million ($20.3 million net of income taxes) in the second quarter of a purchase price consideration adjustment related to the MEC Transferred Assets, (iv) $1.9 million ($1.2 million net of income taxes) relating to a lease termination fee in the second quarter and (v) $12.7 million in the fourth quarter of income tax expense relating to an internal reorganization completed in 2010. The purchase price consideration adjustment of $18.7 million and $2.3 million incurred in the third and fourth quarters of 2010, respectively, partially offset with a $0.7 million purchase price consideration adjustment incurred in the first quarter of 2011 has been retrospectively adjusted to the second quarter of 2010 as certain of the fair values of the MEC Transferred Assets were accounted for in accordance with Accounting Standards Codification 805, "Business Combinations", ("ASC 805"). These fair values were preliminary in nature and subject to change in future reporting periods. Such changes in estimates are accounted for on a retrospective basis as at the acquisition date.

30    MI Developments Inc.      2011

  The Business' results for 2009 include (i) $5.3 million and $8.8 million ($3.6 million and $5.9 million net of income taxes) of advisory and other costs incurred in the third and fourth quarters, respectively, in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, and (ii) a $0.3 million gain on disposal of real estate previously classified as "properties held for sale" in the third quarter, (iii) a $4.5 million ($2.7 million net of income taxes) write-down of long-lived assets in the fourth quarter of 2009, (iv) a $90.8 million ($85.2 million net of income taxes) impairment provision relating to loans receivable from MEC and (v) $7.8 million currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation in the fourth quarter.

(3)
Included in discontinued operations in 2011 is (i) a gain on disposal of $100.3 million ($89.5 million net of income taxes) determined by the difference in the fair values and carrying values of the net assets disposed of pursuant to the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement").

  Included in discontinued operations relating to the lands held for development in 2010 are (i) a $1.2 million ($0.7 million net of income taxes) loss on disposal of real estate in the third quarter and (ii) a $40.6 million ($40.6 million net of income taxes) write-down of long-lived assets in the fourth quarter. Included in discontinued operations relating to the Racing & Gaming Business' results for 2010 are (i) $1.0 million ($1.0 million net of income taxes) and $3.5 million ($3.5 million net of income taxes) increase in our proportionate equity loss share of Laurel Gaming LLC in the third and fourth quarters, respectively, due to the pursuit of alternative gaming opportunities, (ii) $0.1 million ($0.1 million net of income taxes) and $3.3 million ($3.3 million net of income taxes) of capital expenditures expensed in the third and fourth quarters, respectively, (iii) $3.5 million ($3.5 million net of income taxes) relating to the write-down of long-lived and intangible assets in the fourth quarter and (iv) $14.9 million ($14.9 million net of income taxes) increase in our equity loss share in Maryland RE & R LLC in the fourth quarter due to the write-off of goodwill. Most of the racetracks operate for prescribed periods each year. As a result, the racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or the year as a whole. The racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in operating results subsequent to the effective date of the Plan (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization").

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2010, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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MI Developments Inc.      2011    31

MI Developments Inc.      2011

Interim Consolidated
Financial Statements and Notes
 For the period ended June 30, 2011

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

As at	June 30, 2011	December 31, 2010
		(restated — notes 2(b), 4)
ASSETS
Current assets:
Cash and cash equivalents	$90,735	$66,732
Accounts receivable	8,681	2,817
Income taxes receivable	1,588	1,469
Current portion of note receivable (note 2(a))	2,750	—
Current portion of receivable from Reorganized MEC (note 2)	—	5,689
Prepaid expenses and other	427	6,351
Current assets of discontinued operations (notes 1, 4)	—	72,115

	104,181	155,173
Note receivable (note 2(a))	5,000	—
Receivable from Reorganized MEC (note 2)	—	7,500
Real estate properties, net (note 5)	1,233,397	1,174,271
Fixed assets, net	49	95
Other assets (note 6)	3,938	4,356
Deferred rent receivable	13,297	13,420
Future tax assets	1,301	2,629
Discontinued operations (notes 1, 4)	—	586,309

Total assets	$1,361,163	$1,943,753

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 7)	$25,926	$13,071
Accounts payable and accrued liabilities (note 8)	27,523	24,032
Income taxes payable (note 9)	25,053	24,211
Long-term debt due within one year (note 7)	—	2,254
Deferred revenue	5,046	2,752
Current liabilities of discontinued operations (notes 1, 4)	—	50,542

	83,548	116,862
Deferred revenue	5,202	—
Senior unsecured debentures, net	272,798	264,312
Future tax liabilities	35,051	37,751
Discontinued operations (notes 1, 4)	—	33,140

Total liabilities	396,599	452,065

Shareholders' equity:
Common Shares (notes 1, 10)
(Shares issued: 46,846,363, December 31, 2010 — 46,160,564)	1,520,645	1,506,088
Class B Shares (notes 1, 10)
(Shares issued: nil, December 31, 2010 — 547,413)	—	17,866
Contributed surplus (note 11)	57,346	59,020
Deficit	(836,719)	(267,227)
Accumulated other comprehensive income (note 12)	223,292	175,941

Total shareholders' equity	964,564	1,491,688

Total liabilities and shareholders' equity	$1,361,163	$1,943,753

Commitments and contingencies (notes 4, 17)

See accompanying notes

34    MI Developments Inc.      2011

Consolidated Statements of Income
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
		(restated — notes 2(b), 4)		(restated — notes 2(b), 4)
Revenues
Rental revenue	$46,361	$42,281	$91,228	$85,888
Interest and other income from MEC (note 3(a))	—	1,040	—	1,824

	46,361	43,321	91,228	87,712

Operating costs, expenses and income
General and administrative	12,788	10,656	26,909	22,523
Depreciation and amortization	10,915	10,115	21,511	20,548
Interest expense, net	3,830	4,085	7,782	7,974
Foreign exchange losses (gains)	(50)	156	476	(410)
Write-down of long-lived asset (note 5)	2,800	—	2,800	—
Impairment recovery relating to loans receivable from MEC (note 3(a))	—	(9,987)	—	(9,987)

Operating income	16,078	28,296	31,750	47,064
Other gains (note 3(b))	—	1,929	—	1,929
Purchase price consideration adjustment (note 2(b))	—	20,335	—	20,335

Income before income taxes	16,078	50,560	31,750	69,328
Income tax expense (recovery) (note 9)	(11,214)	12,088	(8,378)	15,569

Income from continuing operations	27,292	38,472	40,128	53,759
Income (loss) from discontinued operations, net of income tax (note 4)	85,716	(6,472)	96,601	(6,630)

Net income	$113,008	$32,000	$136,729	$47,129

Basic earnings (loss) attributable to each MID Common or Class B Share (note 14)
— continuing operations	$0.58	$0.82	$0.86	$1.15
— discontinued operations	1.82	(0.14)	2.06	(0.14)

Total	$2.40	$0.68	$2.92	$1.01

Diluted earnings (loss) attributable to each MID Common or Class B Share (note 14)
— continuing operations	$0.58	$0.82	$0.86	$1.15
— discontinued operations	1.82	(0.14)	2.05	(0.14)

Total	$2.40	$0.68	$2.91	$1.01

Average number of Common and Class B Shares outstanding during the period (in thousands) (note 14)
— Basic	47,128	46,708	46,919	46,708
— Diluted	47,165	46,708	47,063	46,708

See accompanying notes

MI Developments Inc.      2011    35

Consolidated Statements of Comprehensive Income (Loss)
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
		(restated — note 2(b))		(restated — note 2(b))
Net income	$113,008	$32,000	$136,729	$47,129
Other comprehensive income (loss):
Foreign currency translation adjustment (note 12)	13,280	(53,273)	47,883	(76,136)
Reclassification to net income of foreign currency translation gain of discontinued operations upon deconsolidation (note 12)	(652)	—	(652)	—
Reclassification to net income of net unrecognized actuarial pension losses of discontinued operations upon deconsolidation (note 12)	120	—	120	—

Comprehensive income (loss)	$125,756	$(21,273)	$184,080	$(29,007)

See accompanying notes

 Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
		(restated — note 2(b))		(restated — note 2(b))
Deficit, beginning of period	$(248,177)	$(183,046)	$(266,535)	$(191,169)
Retrospective application of purchase price consideration adjustment (note 2(b))	—	—	(692)	—

Deficit, beginning of period restated	(248,177)	(183,046)	(267,227)	(191,169)
Net income	113,008	32,000	136,729	47,129
Dividends	(4,754)	(7,006)	(9,425)	(14,012)
Distribution under Plan of Arrangement (notes 1, 4)	(696,796)	—	(696,796)	—

Deficit, end of period	$(836,719)	$(158,052)	$(836,719)	$(158,052)

See accompanying notes

36    MI Developments Inc.      2011

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
		(restated — notes 2(b), 4)		(restated — notes 2(b), 4)
OPERATING ACTIVITIES
Income from continuing operations	$27,292	$38,472	$40,128	$53,759
Items not involving current cash flows (note 15(a))	13,235	(11,007)	23,697	(91)
Changes in non-cash working capital balances (note 15(b))	(2,805)	(9,308)	5,302	(11,856)

Cash provided by operating activities	37,722	18,157	69,127	41,812

INVESTING ACTIVITIES
Acquisition of MEC Transferred Assets, net of cash acquired	—	(50,520)	—	(50,520)
Real estate and fixed asset additions	(15,453)	(1,324)	(27,645)	(3,872)
Decrease (increase) in other assets	40	(1,118)	79	(1,081)
Loan repayments from MEC	—	33,000	—	60,794
Loan advances to MEC, net	—	(2,770)	—	(13,804)

Cash used in investing activities	(15,413)	(22,732)	(27,566)	(8,483)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	28,800	37,004	33,431	37,004
Repayment of bank indebtedness	(16,380)	(15,318)	(21,011)	(15,318)
Repayment of long-term debt	—	(55)	(2,238)	(110)
Issuance of shares	6,878	—	6,878	—
Dividends paid	(9,425)	(14,012)	(9,425)	(14,012)

Cash provided by financing activities	9,873	7,619	7,635	7,564

Effect of exchange rate changes on cash and cash equivalents	1,078	(2,650)	4,575	(4,338)

Net cash flows provided by continuing operations	33,260	394	53,771	36,555
DISCONTINUED OPERATIONS
Cash used in operating activities	2,259	(15,018)	629	(14,975)
Cash used in investing activities	(42,872)	(2,220)	(49,072)	(2,639)
Cash used in financing activities	—	(56,139)	—	(56,139)

Net cash flows used in discontinued operations	(40,613)	(73,377)	(48,443)	(73,753)

Net increase (decrease) in cash and cash equivalents during the period	(7,353)	(72,983)	5,328	(37,198)
Cash and cash equivalents, beginning of period	98,088	170,948	85,407	135,163

Cash and cash equivalents, end of period	90,735	97,965	90,735	97,965
Less: cash and cash equivalents, end of period of discontinued operations	—	(26,989)	—	(26,989)

Cash and cash equivalents, end of period	$90,735	$70,976	$90,735	$70,976

See accompanying notes

MI Developments Inc.      2011    37

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at June 30, 2011 and December 31, 2010 and for the three and six-month periods ended June 30, 2011 and 2010 are unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization, Segmented Information and Basis of Presentation

  Organization

  MI Developments Inc. ("MID" or the "Company") is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). The Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one Class A Subordinate Voting Share for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. MID acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

  On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID (together with the assets referred to in the preceding sentence, the "MEC Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (note 2).

  On June 30, 2011, the Company completed a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) which eliminated MID's dual class share capital structure through which Mr. Frank Stronach and his family controlled MID (the "Stronach Shareholder"). Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated MID's dual class share capital structure through:

  i)
  the purchase for cancellation of 363,414 MID Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (MID was granted an option to purchase at fair value certain of these development lands if needed to expand our income producing properties), a

38    MI Developments Inc.      2011

    property located in the United States, an income producing property located in Canada which is also currently MID's Head Office and cash in the amount of $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP (note 2), a 50% interest in any future payments under a holdback agreement relating to MEC's prior sale of The Meadows racetrack (note 17(f)) and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by MID and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada (the assets and liabilities to be transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as the "Arrangement Transferred Assets & Business"); and

  ii)
  the purchase for cancellation by MID of each of the other 183,999 MID Class B Shares in consideration for 1.2 MID Class A Subordinate Voting Shares per MID Class B Share, which following cancellation of the MID Class B Shares and together with the existing outstanding MID Class A Subordinate Voting Shares were renamed Common Shares.

  Segmented Information

  The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010, the Company's operations have been segmented between the "Real Estate Business" and the "Racing & Gaming Business". However, as a result of the Arrangement noted above, the financial position and results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations (note 4) and, as such, have been excluded from continuing operations for all periods presented. Accordingly, in the accompanying unaudited interim consolidated financial statements, the Company's single reportable segment pertains to the Real Estate Business' income producing properties. The results of operations for the three and six-month periods ended June 30, 2010 include the results of the MEC Transferred Assets from the date of acquisition of April 30, 2010.

  The Company's lands held for development and associated assets and liabilities, a property located in the United States and an income producing property located in Canada were previously presented in the Real Estate Business segment.

  Real Estate Business

  The Company's real estate operations are engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio. Following the close of business on June 30, 2011, the Company's real estate portfolio consists of 105 income producing industrial and commercial properties, representing 27.5 million square feet of leaseable area located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating units.

  Racing & Gaming Business (included in discontinued operations)

  As a result of the Plan, following the close of business on April 30, 2010, MID became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets.

  As a result of the Arrangement, the Racing & Gaming Business is included in discontinued operations (note 4). The Racing & Gaming Business owned and operated four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, including: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also included: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to

MI Developments Inc.      2011    39

  Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

  Basis of Presentation

  The accompanying unaudited interim consolidated financial statements include the accounts of MID and its subsidiaries (references to "MID" or the "Company" include MID's subsidiaries).

(b)  Consolidated Financial Statements

  The accompanying unaudited interim consolidated financial statements have been prepared in U.S. dollars in conformity with United States generally accepted accounting principles ("U.S. GAAP") and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2010.

  The accompanying unaudited interim consolidated financial statements do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2010.

  The preparation of interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from these estimates. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the financial position at June 30, 2011 and December 31, 2010, and the results of operations and cash flows for the three and six-month periods ended June 30, 2011 and 2010.

(c)  Seasonality

  The Racing & Gaming Business, which is included in discontinued operations (note 4), is seasonal in nature and racing revenues and operating results for any quarter are not indicative of the racing revenues and operating results for the year. Because the racetracks run live race meets predominantly during the first half of the year, the racing operations historically operate at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality results in large quarterly fluctuations in revenues, operating results and cash flows. The Racing & Gaming Business was transferred to the Stronach Shareholder effective June 30, 2011 and therefore will not have any further impact to the Company's results of operations and cash flows following the six-month period ended June 30, 2011.

(d)  Comparative Amounts

  The comparative amounts related to the financial position, results of operations and cash flows of the Arrangement Transferred Assets & Business have been reclassified and reflected in discontinued operations (note 4).

(e)  Accounting Changes

  Multiple-Deliverable Revenue Arrangements

  In September 2009, the Financial Accounting Standards Board ("FASB") amended Accounting Standards Codification ("ASC") 605, "Revenue Recognition: Multiple-Deliverable Revenue Arrangements". ASC 605 has been amended: (1) to provide updated guidance on whether multiple

40    MI Developments Inc.      2011

  deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have third-party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The amendments are effective for fiscal years beginning on or after June 30, 2010 and adoption may be either prospective or retrospective. The adoption of ASC 605, effective January 1, 2011, did not have any impact on the Company's interim consolidated financial statements.

  Stock-Based Compensation

  In April 2010, the FASB issued ASU 2010-13, "Compensation — Stock Compensation: Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010. The adoption of ASU 2010-13, effective January 1, 2011, did not have any impact on the Company's interim consolidated financial statements.

  Fair Value Measurement

  In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")". The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The Company is evaluating the potential impact on the interim consolidated financial statements.

2.     PARTICIPATION IN MEC'S BANKRUPTCY AND ASSETS TRANSFERRED TO MID

(a)  Chapter 11 Filing and Plan of Reorganization

  On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

  MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with MID Islandi s.f. and subsequently MI Developments US Financing Inc. (the "MID Lender"), and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

  On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things,

MI Developments Inc.      2011    41

  fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

  On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on the effective date of the Plan on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID received the MEC Transferred Assets. The settlement and release was implemented through the Plan.

  On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote and XpressBet. On March 23, 2010, the Plan was amended to include the transfer of MJC to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (all as defined in note 3(a)), in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount. In addition, on May 16, 2011, the sale of Lone Star LP was completed and the unsecured creditors of MEC received the first $20.0 million of the net proceeds from the sale and MID received $25.8 million, net of a working capital adjustment and closing costs. The net proceeds received by MID of $25.8 million consist of $10.8 million in cash, $0.5 million of which is being held in escrow for a six-month period to cover any potential claims by the purchaser, and a note receivable of $15.0 million. The note receivable bears interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every nine months on February 15, 2012, November 15, 2012 and August 15, 2013. The note receivable is unsecured and has been guaranteed by the parent company of the purchaser. From the effective date of the Plan to November 30, 2010, the unsecured creditors and MID funded the costs and expenses incurred in connection with the operations of Lone Star LP on a pro rata basis based upon their respective proceeds. Following November 30, 2010 to the date the Lone Star LP sale was consummated on May 16, 2011, MID did not fund the costs and expenses incurred in connection with Lone Star LP's operations. On the acquisition of the MEC Transferred Assets, the Company had determined that it effectively received a variable interest in Lone Star LP. As a result of the bankruptcy, the power to direct the activities that impacted Lone Star LP's economic performance ultimately rested with the administrator retained by the Debtors to administer the Plan and, as such, the Company did not control the variable interest in Lone Star LP. Based on the above, the Company determined that it was a non-primary beneficiary and accordingly, this variable interest entity ("VIE"), did not meet the criteria for consolidation.

  In connection with the Arrangement, the proceeds from the sale of Lone Star LP are shared equally between the Company (Real Estate Business) and the Stronach Shareholder (Racing & Gaming Business). On May 17, 2011, the Racing & Gaming Business received $10.3 million of the cash proceeds

42    MI Developments Inc.      2011

  of which 50% was transferred to the Real Estate Business. Future payments relating to the note receivable from the sale of Lone Star LP will continue to be made to the Racing & Gaming Business who will in turn remit 50% of those payments to the Real Estate Business pursuant to the terms of the Arrangement. At June 30, 2011, the Real Estate Business' 50% of the cash held in escrow of $0.5 million and 50% of the $15.0 million note receivable from the sale of Lone Star LP that is owing to the Real Estate Business are included in "current portion of note receivable" and "note receivable" on the accompanying unaudited interim consolidated balance sheets and the remaining 50% was transferred to the Stronach Shareholder and included in discontinued operations. At December 31, 2010, 50% of the Real Estate Business' expected proceeds from the sale of Lone Star LP were included in "current portion of receivable from Reorganized MEC" and "receivable from Reorganized MEC" and the remaining 50% included in discontinued operations on the accompanying unaudited interim consolidated balance sheets.

  Prior to the Arrangement, MID also had the right to receive 100% of any proceeds from PA Meadows, LLC's future payments under the holdback relating to MEC's prior sale of The Meadows racetrack. The Company has not received any proceeds since the acquisition of the MEC Transferred Assets. In connection with the Arrangement, any future payments under such holdback will be shared equally between the Company and the Stronach Shareholder. Due to the uncertainty of receiving any proceeds under the holdback, at June 30, 2011 no amounts have been recorded in the accompanying unaudited interim consolidated financial statements.

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million, respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

(b)  Acquisition of MEC Transferred Assets

  The Company accounted for the transfer of the MEC Transferred Assets, in consideration for satisfying MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, with an estimated fair value of $346.4 million less $40.0 million of cash acquired at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors' Committee, under the acquisition method of accounting. Accordingly, the fair value of the consideration was allocated to the net assets acquired and liabilities assumed based on the determination of fair values at April 30, 2010. Determination of fair value required the use of significant assumptions and estimates including future expected cash flows and applicable discount rates and the use of third-party valuations.

MI Developments Inc.      2011    43

  The Company's final allocation of the fair values of assets acquired and liabilities assumed is as follows:

Assets acquired:
Restricted cash	$10,190
Accounts receivable	65,053
Receivable from Reorganized MEC	67,677
Other current assets	20,479
Real estate properties	375,944
Fixed assets	17,517
Intangible assets	29,200
Goodwill	41,004
Other non-current assets	38,157

$665,221

Liabilities assumed:
Bank indebtedness	$41,910
Accounts payable and accrued liabilities	108,346
Income taxes payable	1,160
Long-term debt due within one year	74,039
Deferred revenue	5,328
Future tax liabilities	33,224
Other long-term liabilities	4,346

268,353

Total purchase price consideration (net of $39,980 of transferred or acquired cash)	$396,868

  During the measurement period, the total purchase price consideration of $396.9 million was retrospectively adjusted by $20.3 million to the date of acquisition on April 30, 2010, due to additional information obtained relating to certain preliminary amounts previously recorded for the above assets acquired and liabilities assumed. For the six-month period ended June 30, 2011, the purchase price consideration adjustment of $0.7 million in the first quarter of 2011 was recorded as an adjustment to the opening deficit in order to give effect to the retrospective adjustment. The total purchase price consideration adjustment of $20.3 million is comprised of the following items:

Directors' and officers' insurance proceeds(i)	$8,400
Bankruptcy claims(ii)	11,112
Proceeds from the sale of Lone Star LP(iii)	(575)
Changes in fair value of net assets retained under the Plan(iv)	1,398

Purchase price consideration adjustment	$20,335

  (i)
  Directors' and officers' insurance proceeds

    Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. At April 30, 2010, MID was in continued discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. During the measurement period, settlement agreements were subsequently entered into in September 2010 and October 2010 with the insurers, resulting in MID receiving compensation of $5.9 million and $2.5 million, respectively. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized a retrospective adjustment of $8.4 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

44    MI Developments Inc.      2011

  (ii)
  Bankruptcy Claims

    At April 30, 2010, the settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to Bankruptcy Court approval. Consequently, at each interim reporting date during the measurement period, the Company made estimates of such settlements based on claims that were resolved, continued to be objected to and/or negotiated and claims which were pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $11.1 million as a result of information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company recognized a retrospective adjustment of $11.1 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

  (iii)
  Proceeds from the Sale of Lone Star LP

    At April 30, 2010, the Company estimated the expected proceeds from the sale of Lone Star LP included in "current portion of receivable from Reorganized MEC" and "receivable from Reorganized MEC". During the measurement period, the Company revised its estimates relating to the expected proceeds as a result of information obtained relating to the estimated closing costs and Lone Star LP's anticipated working capital position. Accordingly, the Company recognized a retrospective adjustment of $0.6 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010 and is included in "deficit, beginning of period restated" on the accompanying consolidated statement of changes in deficit for the six-month period ended June 30, 2011.

  (iv)
  Changes in fair value of net assets retained under the Plan

    At April 30, 2010, the Company estimated the working capital, including pre-petition accounts receivable on account of track wagering and litigation and other accruals, of the MEC Transferred Assets under the Plan. During the measurement period, the Company revised its estimates relating to pre-petition accounts receivable relating to track wagering and litigation accruals and other liabilities as a result of information obtained relating to the estimated and/or actual settlement of such amounts. As a result of changes in fair value of the MEC Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company recognized a retrospective adjustment of $1.4 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

3.     TRANSACTIONS WITH RELATED PARTIES

In conjunction with the Arrangement (note 1), during the three-month period ended June 30, 2011, a $1.0 million payment was approved to an affiliate of Mr. Stronach for services rendered as Chairman of the Company.

MID agreed to pay reasonable legal and advisory fees of certain Class A Shareholders incurred in connection with the Arrangement. In this respect, a $2.2 million payment was made to a company owned by a director who became Chairman of the Board of Directors following the completion of the Arrangement, for legal and advisory services relating to the Arrangement.

On July 1, 2011, following completion of the Arrangement, Mr. Frank Stronach no longer serves as the Chairman and Chief Executive Officer of the Company and the Stronach Shareholder no longer has a controlling interest in MID. Consequently, Mr. Stronach and the Company ceased to be related parties for accounting purposes. Furthermore, effective July 1, 2011, MID and Magna are no longer considered to be related parties for accounting purposes due to the factors noted above.

MI Developments Inc.      2011    45

(a)  Loans to MEC

  The outstanding balances of the loans receivable from MEC were settled on April 30, 2010 as part of the Plan and the acquisition of the MEC Transferred Assets (note 2). These loans were comprised of: a bridge loan of up to $80.0 million (subsequently increased to $125.0 million) through a non-revolving facility (the "2007 MEC Bridge Loan"); project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest (together, the "MEC Project Financing Facilities"); a loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees) (the "2008 MEC Loan"); and a debtor-in-possession loan extended to MEC in connection with MEC's Chapter 11 proceedings (the "DIP Loan"). For the three and six-month periods ended June 30, 2011, the Company did not receive interest and other income from MEC as the loans were settled on April 30, 2010. For the three and six-month periods ended June 30, 2010, the Company received interest and other income of $1.0 million and $1.8 million, respectively, relating to the DIP Loan.

  A summary of the changes in the valuation allowance related to the loans receivable from MEC is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Balance, beginning of period	$—	$90,800	$—	$90,800
Impairment recovery related to loans receivable from MEC	—	(9,987)	—	(9,987)
Release of valuation allowance on settlement under the Plan	—	(80,813)	—	(80,813)

Balance, end of period	$—	$—	$—	$—

  For the year ended December 31, 2009, the Company recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value. As a result of the transfer of the MEC Transferred Assets under the Plan effective April 30, 2010 (note 2(b)), the Company reduced the impairment provision by $10.0 million in the three-month period ended June 30, 2010 as a result of assessing the fair value of the MEC Transferred Assets on April 30, 2010.

(b)  Magna Lease Termination

  During the three-month period ended June 30, 2010, the Company and a subsidiary of Magna agreed to terminate the lease on a property in the United States. In conjunction with the lease termination, the subsidiary agreed to pay the Company a fee of $1.9 million. The amount is being collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013. The amount has been recognized in "other gains" in the Company's consolidated statements of income for the three and six-month periods ended June 30, 2010.

4.     DISCONTINUED OPERATIONS

As a result of the approval by MID's shareholders and the Ontario Superior Court of Justice of the Arrangement (note 1), the Company has presented the Arrangement Transferred Assets & Business as discontinued operations in the accompanying unaudited interim consolidated financial statements.

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The Company's results of operations related to the discontinued operations for the three and six-month periods ended June 30, 2011 and 2010 are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenues	$94,093	$69,844	$268,107	$70,016

Purses, awards and other	53,042	36,154	151,848	36,154
Operating costs	33,877	29,151	82,027	29,151
General and administrative	12,939	8,221	23,236	8,706
Depreciation and amortization	92	2,362	3,511	2,458
Interest expense (income)	(105)	104	(311)	(60)
Foreign exchange gains	(25)	—	(58)	—
Equity loss (income)	(906)	492	1,964	492

Income (loss) before income taxes	(4,821)	(6,640)	5,890	(6,885)
Income tax recovery	(1,032)	(168)	(1,206)	(255)

Income (loss) from operations	(3,789)	(6,472)	7,096	(6,630)
Net gain on disposition of discontinued operations, net of income taxes of $10.8 million	89,505	—	89,505	—

Income (loss) from discontinued operations	$85,716	$(6,472)	$96,601	$(6,630)

The distribution of the assets and liabilities under the Arrangement is considered a non-pro rata distribution and therefore has been recorded at fair value. Accordingly, the gain on disposition of discontinued operations was determined as the difference in the fair values and carrying values of the net assets disposed, net of costs of disposal. The difference between the fair value of the net assets disposed of and the carrying value of the 363,414 Class B Shares cancelled in the amount of $696.8 million has been recorded in the consolidated statements of changes in deficit as "Distribution under Plan of Arrangement" for the three and six-month

MI Developments Inc.      2011    47

periods ended June 30, 2011. A summary of the fair values and carrying values of the Arrangement Transferred Assets & Business is as follows:

	Fair Value	Carrying Value	Gain	Fair Value Measurement(i)
Development Properties
Current assets	$2,375	$2,375	$—	Level 1 and 2
Land held for development	223,217	135,398	87,819	Level 3
Current liabilities	(4,351)	(4,351)	—	Level 2
Future taxes	(1,428)	(1,428)	—	Level 3
Income Producing Property and Property in United States
Land and building	16,377	9,576	6,801	Level 3
Racing & Gaming Business
Current assets	84,613	84,613	—	Level 1 and 2
Fixed assets	7,100	7,100	—	Level 2
Racing lands and other long-term assets	401,793	393,892	7,901	Level 3
Technology companies	46,961	41,525	5,436	Level 3
Current liabilities	(38,593)	(38,593)	—	Level 2
Future taxes	(24,994)	(24,994)	—	Level 3
Other liabilities	(4,413)	(4,413)	—	Level 2

Gain on disposition before transaction costs and income taxes	708,657	600,700	107,957

Transaction costs			(8,233)

Net gain on disposition before undernoted			99,724
Reclassification to net income of foreign currency translation gain and net unrecognized actuarial pension losses			532
Income taxes			(10,751)

Net gain on disposition of discontinued operations			$89,505

(i)
Refer to note 16(b) for the fair value hierarchy.

The fair values of the racetrack assets of the Racing & Gaming Business were determined based on the underlying real estate as this was considered to be the highest and best use. The fair values of the real estate were primarily determined by external real estate appraisals reflecting estimated prices at which comparable assets could be purchased and adjusted for the estimated costs to convert the land for its appraised purpose.

The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined using a market approach based upon management's review of current prices at which comparable assets could be purchased under similar circumstances.

The fair values of the technology companies, which primarily included XpressBet® and AmTote, were determined in consultation with an external valuator using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represents the respective entity's weighted average cost of capital including a risk premium where warranted.

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The fair value of the 50% joint venture interest in The Village of Gulfstream Park™ was determined based on an external real estate appraisal using discounted cash flow analysis under the income valuation method. The fair value of the 51% joint venture interest in MJC was determined based on the underlying real estate determined by external real estate appraisals as this was considered to be the highest and best use.

The fair values of the lands held for development, a property located in the United States and an income producing property located in Canada were determined by external real estate appraisals or broker opinions that reflected a market approach using estimated prices at which comparable assets could be purchased.

The remaining assets and liabilities of the Racing & Gaming Business, as well as the other assets and liabilities associated with the lands held for development were primarily cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities, income taxes receivable and deferred revenue, for which the carrying value approximated fair value. The current and long-term portions of the proceeds from the sale of Lone Star LP, representing 50% of the outstanding total proceeds from the sale, approximate fair value as the note receivable bears interest at current market rates negotiated between arm's-length parties.

The Company's assets and liabilities related to discontinued operations at December 31, 2010 are shown below. At June 30, 2011, all assets and liabilities related to discontinued operations have been transferred to the Stronach Shareholder and accordingly, no amounts are recorded in the Company's consolidated balance sheets.

As at	June 30, 2011	December 31, 2010
		(restated — note 4)
ASSETS
Current assets:
Cash and cash equivalents	$—	$18,675
Restricted cash	—	9,334
Accounts receivable	—	27,212
Income taxes receivable	—	715
Receivable from Reorganized MEC	—	5,689
Inventories	—	4,763
Prepaid expenses and other	—	5,727

	—	72,115

Receivable from Reorganized MEC	—	7,500
Real estate properties, net	—	490,730
Fixed assets, net	—	15,127
Other assets, net	—	38,629
Intangible assets, net	—	24,753
Goodwill	—	8,603
Future tax assets	—	967

	—	586,309

Total assets	$—	$658,424

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As at	June 30, 2011	December 31, 2010
		(restated — note 4)
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$—	$46,838
Income taxes payable	—	80
Deferred revenue	—	3,624

	—	50,542

Other long-term liabilities	—	4,340
Future tax liabilities	—	28,800

	—	33,140

Total liabilities	$—	$83,682

The Company's commitments and contingencies relating to the discontinued operations were assumed on closing of the Arrangement by the Stronach Shareholder except for the following:

(a)
The Company has provided indemnities related to surety bonds issued in the process of obtaining licences and permits at certain of the Racing & Gaming Business' racetracks and to guarantee various construction projects related to activities of its subsidiaries. At June 30, 2011, these indemnities amounted to $5.4 million, with expiration dates through 2013.

(b)
In addition to the letters of credit issued under the Company's credit facilities (note 7), the Company had $1.2 million of letters of credit issued with various financial institutions at June 30, 2011 to guarantee various construction projects relating to the discontinued operations. These letters of credit are secured by cash deposits of the Company.

The Company is in the process of transferring these remaining commitments and contingencies to the Stronach Shareholder.

In June 2011, the consideration the Stronach Shareholder was initially to receive pursuant to the Arrangement was amended to include the transfer of an income producing property located in Canada and to correspondingly reduce the cash consideration. As the amendment was made in the second quarter of 2011, the financial position, results of operations and cash flows relating to this income producing property were reclassified to discontinued operations in the unaudited interim consolidated financial statements for the three and six-month periods ended June 30, 2011. Furthermore, the unaudited interim consolidated financial statements for the three-month period ended March 31, 2011 and 2010 did not reflect the financial position and operating results of the income producing property located in Canada in discontinued operations.

50    MI Developments Inc.      2011

5.     REAL ESTATE PROPERTIES

Real estate properties consist of:

As at	June 30, 2011	December 31, 2010
		(restated — note 4)
Revenue-producing properties
Land and improvements	$225,230	$213,665
Buildings, parking lots and roadways — cost	1,477,282	1,401,629
Buildings, parking lots and roadways — accumulated depreciation	(494,739)	(451,347)

	1,207,773	1,163,947

Development properties
Properties under development	25,624	10,324

	25,624	10,324

	$1,233,397	$1,174,271

As a result of the continued weakening in the commercial office real estate market in Michigan, during the three-month period ended June 30, 2011, the Company recorded a $2.8 million write-down of an income producing commercial office building. The write-down represents the excess of the carrying value of the asset over its estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property. The write-down reduced the cost of the building and was included in "write-down of long-lived asset" on the consolidated statements of income.

6.     OTHER ASSETS

Other assets consist of:

As at	June 30, 2011	December 31, 2010
		(restated — note 4)
Deferred leasing costs	$1,294	$1,333
Long-term receivables	696	958
Tenant inducements	1,948	2,065

	$3,938	$4,356

7.     BANK INDEBTEDNESS AND LONG-TERM DEBT

(a)
Bank Indebtedness

  The Company has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 22, 2011, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%. At June 30, 2011, the Company had Cdn. $25.0 million ($25.9 million) drawn under the MID Credit Facility (December 31, 2010 — Cdn. $13.0 million) and had issued letters of credit totalling $2.8 million (December 31, 2010 — $2.9 million). The letters of credit relate to the discontinued operations. The Company is in the process of having the letters of credit released. The weighted average interest rate on the loans outstanding under the MID Credit Facility at June 30, 2011 was 4.93%.

MI Developments Inc.      2011    51

  During the three-month period ended June 30, 2011, the Company amended the MID Credit Facility to allow for the change in control of the Company pursuant to the Arrangement (note 1).

(b)
Long-term Debt

  The Company had a mortgage in the amount of $2.3 million which bore interest at 8.1% per annum with a maturity date in January 2011. The mortgage was fully repaid in January 2011.

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	June 30, 2011	December 31, 2010
		(restated — notes 2(b), 4)
Accounts payable	$4,741	$6,805
Accrued salaries and wages	416	504
Accrued interest payable	516	390
Accrued construction payable	9,487	6,854
Accrued director share-based compensation	4,873	4,237
Other accrued liabilities	7,490	5,242

	$27,523	$24,032

9.     INCOME TAXES

During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur a $13.3 million tax liability which was recorded as a current tax expense during 2010. During the three-month period ended June 30, 2011, the Ontario Superior Court of Justice accepted the Company's application to have the amalgamation set aside and cancelled with the result that a current income tax recovery of $13.3 million was recorded during the three and six-month periods ended June 30, 2011.

During the three-month period ended June 30, 2011, the Company incurred $10.8 million of income tax expense primarily relating to the disposition of the Company's lands held for development under the Arrangement. The current income tax expense has been recorded in "income (loss) from discontinued operations, net of income tax" on the accompanying consolidated statements of income. However, since the Company incurred the income tax payable on the disposition of the net assets and the liability is retained by the Company, the amount is included in "income taxes payable" on the accompanying consolidated balance sheet as at June 30, 2011.

10.     SHARE CAPITAL

In accordance with the Arrangement (note 1), on June 30, 2011 the Company's Articles were amended to delete the Class B Shares from the authorized capital of MID and to make non-substantive consequential changes to its Articles including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares. More specifically, 363,414 Class B Shares held by the Stronach Shareholder were purchased for cancellation upon the transfer to the Stronach Shareholder the Arrangement Transferred Assets & Business. The remaining 183,999 Class B Shares were purchased for cancellation in consideration for 1.2 Class A Voting Shares per Class B Share which were renamed Common Shares.

52    MI Developments Inc.      2011

Changes in the Company's share capital for the three and six-month periods ended June 30, 2011 are shown in the following table:

	Common Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2010 and March 31, 2011	46,160,564	$1,506,088	547,413	$17,866	46,707,977	$1,523,954
Issued on exercise of stock options	465,000	8,552	—	—	465,000	8,552
Purchase for cancellation:
Stronach Shareholder	—	—	(363,414)	(11,861)	(363,414)	(11,861)
Non-Stronach shareholders	220,799	6,005	(183,999)	(6,005)	36,800	—

Shares issued and outstanding, June 30, 2011	46,846,363	$1,520,645	—	$—	46,846,363	$1,520,645

11.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Contributed surplus, beginning of period	$59,020	$58,579	$59,020	$58,575
Transfer to share capital on exercise of stock options	(1,674)	—	(1,674)	—
Stock-based compensation	—	18	—	22

Contributed surplus, end of period	$57,346	$58,597	$57,346	$58,597

12.     ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Accumulated other comprehensive income, beginning of period	$210,544	$175,319	$175,941	$198,182
Foreign currency translation adjustment(i)	13,280	(53,273)	47,883	(76,136)
Reclassification to net income of foreign currency translation gain of discontinued operations upon deconsolidation(ii)	(652)	—	(652)	—
Reclassification to net income of net unrecognized actuarial pension losses of discontinued operations upon deconsolidation(ii)	120	—	120	—

Accumulated other comprehensive income, end of period(iii)	$223,292	$122,046	$223,292	$122,046

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. During the three and six-month periods ended June 30, 2011, the Company reported unrealized currency translation gains primarily due to the strengthening of the euro and Canadian dollar against the U.S. dollar. During the three and six-month

MI Developments Inc.      2011    53

  periods ended June 30, 2010, the Company reported unrealized currency translation losses primarily from the weakening of the euro and Canadian dollar against the U.S. dollar.

(ii)
Included in "income (loss) from discontinued operations, net of income tax" on the consolidated statements of income for the three and six-month periods ended June 30, 2011 is the reclassification to net income of a $652 thousand foreign currency translation gain and a $120 thousand unrecognized actuarial pension loss associated with the Racing & Gaming Business upon deconsolidation.

(iii)
Accumulated other comprehensive income consists of:

As at	June 30, 2011	December 31, 2010
Foreign currency translation adjustment	$223,292	$176,061
Net unrecognized actuarial pension losses	—	(120)

	$223,292	$175,941

13.     STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At June 30, 2011, a maximum of 2.61 million MID Common Shares were available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID Common Shares. Except for the options granted on November 12, 2009 and August 18, 2010, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009, MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire MID's Common Shares. The options granted vested 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. On August 18, 2010, MID granted to outside directors an aggregate of 95,000 stock options to acquire MID's Common Shares. The options granted vested 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all issued and unvested options were fully vested by amendment to the stock option agreements and as a result, at June 30, 2011, there is no unrecognized compensation expense relating to outstanding options. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

A reconciliation of the changes in stock options outstanding is presented below:

	2011		2010
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	835,000	22.66	881,544	24.50
Cancelled or forfeited	—	—	(121,544)	26.25

Stock options outstanding, March 31	835,000	22.66	760,000	24.22
Exercised	(465,000)	14.20	—	—
Cancelled	(10,000)	31.85	—	—

Stock options outstanding, June 30	360,000	33.33	760,000	24.22

Stock options exercisable, June 30	360,000	33.33	537,500	27.24

54    MI Developments Inc.      2011

The Company estimates the fair value of stock options at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Common Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Common Shares. The DSP also takes into account any dividends paid on the Common Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Common Shares in exchange for DSUs.

A reconciliation of the changes in DSUs outstanding is presented below:

	2011	2010
DSUs outstanding, January 1	156,357	115,939
Granted	1,355	14,000
Redeemed	—	(11,640)

DSUs outstanding, March 31	157,712	118,299
Granted	2,425	9,537

DSUs outstanding, June 30	160,137	127,836

On July 8, 2011, the DSUs outstanding of 160,137 were redeemed by the former directors of the Company for cash proceeds of $4.9 million.

During the six-month period ended June 30, 2010, 11,640 DSUs were redeemed by a director, who left the Board in 2009, for cash proceeds of $143 thousand.

During the three and six-month periods ended June 30, 2011, the Company recognized stock-based compensation expense of $302 thousand and $635 thousand, respectively which pertains to DSUs. During the three and six-month periods ended June 30, 2010, the Company recognized stock-based compensation expense of $39 thousand and $305 thousand, respectively, which includes an expense of $21 thousand and $283 thousand, respectively, pertaining to DSUs.

Effective August 7, 2011, MID established an Executive Share Unit Plan (the "Share Plan"). The Share Plan is designed to provide equity-based compensation in the form of units to executives and other key employees (the "Participants"). The Share Plan entitles a Participant to receive one Common Share for each share unit or a cash payment equal to the market value of the share unit, which on any date is the volume weighted average trading price of a MID Common Share on the Toronto Stock Exchange ("TSX") or New York Stock Exchange over the preceding 5 trading days. The Share Plan permits the Compensation Committee of the Board to impose vesting conditions on share units at the time they are granted. Shareholder and TSX approval are required prior to any share units being settled with treasury shares.

MI Developments Inc.      2011    55

14.     EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the three and six-month periods ended June 30, 2011 and 2010 are computed as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
		(restated — note 4)		(restated — note 4)
Income from continuing operations	$27,292	$38,472	$40,128	$53,759
Income (loss) from discontinued operations	85,716	(6,472)	96,601	(6,630)

Net income	$113,008	$32,000	$136,729	$47,129

Weighted average number of Common and Class B Shares outstanding during the period (in thousands)	47,128	46,708	46,919	46,708
Adjustment:
Stock options	37	—	144	—

	47,165	46,708	47,063	46,708

Basic earnings (loss) per Common or Class B Share
— from continuing operations	$0.58	$0.82	$0.86	$1.15
— from discontinued operations	1.82	(0.14)	2.06	(0.14)

	$2.40	$0.68	$2.92	$1.01

Diluted earnings (loss) per Common or Class B Share
— from continuing operations	$0.58	$0.82	$0.86	$1.15
— from discontinued operations	1.82	(0.14)	2.05	(0.14)

	$2.40	$0.68	$2.91	$1.01

The computation of diluted earnings (loss) per share for the three and six-month periods ended June 30, 2011 excludes the effect of the potential exercise of 325,000 (2010 — 760,000) and 325,000 (2010 — 881,544) options, respectively, to acquire Common Shares of the Company because these options were not "in the money".

56    MI Developments Inc.      2011

15.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
		(restated — note 4)		(restated — note 4)
Straight-line rent adjustment	$424	$143	$808	$364
Stock-based compensation expense	302	39	636	305
Depreciation and amortization	10,915	10,115	21,511	20,548
Future income taxes	(1,297)	8,932	(2,239)	8,842
Write-down of long-lived asset	2,800	—	2,800	—
Impairment recovery relating to loans receivable from MEC	—	(9,987)	—	(9,987)
Purchase price consideration adjustment	—	(20,335)	—	(20,335)
Other	91	86	181	172

	$13,235	$(11,007)	$23,697	$(91)

(b)
Changes in non-cash working capital balances are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
		(restated — note 4)		(restated — note 4)
Accounts receivable	$(3,847)	$(930)	$(5,652)	$(874)
Loans receivable from MEC, net	—	(611)	—	(613)
Prepaid expenses and other	4,649	(100)	6,046	205
Accounts payable and accrued liabilities	(6,344)	(8,999)	(691)	(9,548)
Income taxes	(4,215)	1,571	(1,702)	905
Deferred revenue	6,952	(239)	7,301	(1,931)

	$(2,805)	$(9,308)	$5,302	$(11,856)

(c)
Non-cash investing and financing activities

  On April 30, 2010, the Company acquired the MEC Transferred Assets with the purchase price being settled by the outstanding MEC loans of $347.1 million and cash payments aggregating $90.5 million.

  On June 30, 2011, the Company cancelled 363,414 Class B Shares upon the disposition of the Arrangement Transferred Assets & Business (note 1). In addition, the remaining 183,999 Class B Shares were purchased for cancellation for Class A Subordinate Voting Shares which were renamed Common Shares.

16.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)
Derivative Financial Instruments

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At June 30, 2011 and December 31, 2010, the Company did not have any foreign exchange forward contracts outstanding.

MI Developments Inc.      2011    57

  The following tables summarize the impact of derivative financial instruments on the Company's unaudited interim consolidated statements of income for the three and six-month periods ended June 30, 2011 and 2010:

	Location of Losses (Gains) Recognized in Income on Derivatives	Amount of Losses (Gains) Recognized in Income on Derivatives
Three Months Ended June 30,		2011	2010
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Losses (Gains)	$(24)	$46

	Location of Losses (Gains) Recognized in Income on Derivatives	Amount of Losses (Gains) Recognized in Income on Derivatives
Six Months Ended June 30,		2011	2010
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Losses (Gains)	$—	$(10)

(b)
Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at June 30, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$90,735	$—	$—

ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS
Income producing property (note 5)(i)	$—	$—	$6,846

58    MI Developments Inc.      2011

As at December 31, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents — continuing operations	$66,732	$—	$—
Cash and cash equivalents — discontinued operations	18,675	—	—
Restricted cash — discontinued operations	9,334	—	—

ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS
Trademark — discontinued operations	$—	$—	$3,800
Goodwill — discontinued operations	—	—	7,191
Development properties — Land and improvements — discontinued operations	—	—	39,449

  (i)
  During the three-month period ended June 30, 2011, an income producing property with a cost of $9.6 million was written down to fair value of $6.8 million (note 5). The write-down of $2.8 million is included in "write-down of long-lived asset" on the consolidated statements of income for the three and six-month periods ended June 30, 2011. This is a Level 3 fair value measurement as the fair value of the income producing property was determined based on the present value of estimated future cash flows from the leased property.

  (ii)
  The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At June 30, 2011, the fair value of the senior unsecured debentures was approximately $296.1 million.

  (iii)
  The fair value of the note receivable approximates carrying value as it bears interest at current market rates.

17.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
During 2010, the Company learned of the filing of a Statement of Claim (commenced by a Notice of Action) against it and certain of its current and former directors and officers with the Ontario Superior Court of Justice by certain shareholders alleging, among other things, that directors of MID breached their duties in connection with certain transactions with MEC. As part of the Arrangement, the shareholders who filed the claim agreed to dismiss it without costs at the time the Arrangement was implemented. On July 4, 2011, the claim was dismissed by an Order of the Court.

(c)
On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including MJC and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit

MI Developments Inc.      2011    59

  Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that MID and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and MID, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. The entire matter, in both the state and federal courts, has been stayed by the United States Bankruptcy Court for the District of Delaware until it determines whether the claims are impacted by the bankruptcy of Indianapolis Downs, LLC. A hearing has been scheduled for the end of August 2011. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related entities against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly, the Company has not recorded a liability related to this claim. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs. The Company has retained independent counsel to monitor the litigation on its behalf.

(d)
In addition to the letters of credit issued under the Company's credit facilities (note 7), the Company had $1.1 million of letters of credit issued with various financial institutions at June 30, 2011 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(e)
At June 30, 2011, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $8.3 million.

(f)
On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations as well as the purchaser having available excess cash flow. In April 2009, MEC estimated $10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement; however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the $10.0 million proceeds plus interest. In addition, in February 2010 and February 2011, an additional $5.0 million, less certain offsets, for each year was considered owing under the terms of The Meadows Holdback Agreement; however, payments were not made. As part of the acquisition of the MEC Transferred Assets (note 2(b)), MID received the right to receive any payments under The Meadows Holdback Agreement. In February 2011, an unfavourable decision was made by the court concerning the motion for summary judgment made by MEC with respect to whether any amounts were owed from certain triggering events under The Meadows Holdback Agreement. As a result, MID expects that payments from The Meadows Holdback Agreement will commence once the purchaser has available excess cash flow, if any. In connection with the Arrangement (note 1), any proceeds received from PA Meadows, LLC will be shared equally between the Company and the Stronach Shareholder.

18.  SUBSEQUENT EVENT

Subsequent to June 30, 2011, the Company incurred $5.9 million in employee termination expense of which $5.2 million related to former officers and a director.

60    MI Developments Inc.      2011

Corporate Information

Board of Directors	Officers	Office Location

G. Wesley Voorheis
Chairman of the Board,
Managing Director VC & Co. Incorporated
Michael Brody
President and Chief Operating Officer,
Loeb Partners Realty, LLC
Peter Dey
Chairman,
Paradigm Capital Inc.
Barry Gilbertson
Professor of The Barry Gilbertson Consultancy
William Lenehan
Chief Executive Officer
MI Developments Inc.
Gerald J. Miller
Corporate Director
Scott I. Oran
Managing Director,
Dinosaur Capital Partners LLC

William Lenehan
Chief Executive Officer
Michael Forsayeth
Executive Vice President
and Chief Financial Officer
Geoff Barratt
Vice President, Capital Markets and Strategic Initiatives
Jennifer Tindale
Executive Vice President,
General Counsel
Lorne Kumer
Vice President, Real Estate

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Investor Relations Queries
 William Lenehan
Chief Executive Officer
(905) 726-7630

Transfer Agents and Registrars

Canada	United States
Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021 Phone: 1 (800) 962-4284

Exchange Listings
Common Shares	–	Toronto Stock Exchange and New York Stock Exchange (MIM)

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2010 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

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MI DEVELOPMENTS ANNOUNCES 2011 SECOND QUARTER RESULTS